Exhibit 99.3

CONSOLIDATED BALANCE SHEET

ASSETS	Note	December 31, 2023	December 31, 2022
CURRENT
Cash and cash equivalents	5	8,345,871	9,505,951
Marketable securities	6	12,823,886	7,546,639
Trade accounts receivable	7	6,848,454	9,607,012
Inventories	8	5,946,948	5,728,261
Recoverable taxes	9	888,539	549,580
Derivative financial instruments	4.5	2,676,526	3,048,493
Advances to suppliers	10	113,743	108,146
Dividends receivable	11		7,334
Other assets		925,105	1,021,234
Total current assets		38,569,072	37,122,650

NON-CURRENT
Marketable securities	6	443,400	419,103
Recoverable taxes	9	1,373,647	1,406,363
Deferred taxes	12	545,213	3,986,415
Derivative financial instruments	4.5	1,753,928	1,825,256
Advances to suppliers	10	2,242,229	1,592,132
Judicial deposits		361,693	362,561
Other assets		182,463	279,955

Biological assets	13	18,278,582	14,632,186
Investments	14	608,013	612,516
Property, plant and equipment	15	59,289,069	50,656,634
Right of use	19.1	5,196,631	5,109,226
Intangible	16	14,749,085	15,192,971
Total non-current assets		105,023,953	96,075,318
TOTAL ASSETS		143,593,025	133,197,968

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

LIABILITIES	Note	December 31, 2023	December 31, 2022
CURRENT
Trade accounts payable	17	5,572,219	6,206,570
Loans, financing and debentures	18.1	4,758,247	3,335,029
Lease liabilities	19.2	753,399	672,174
Derivative financial instruments	4.5	578,763	667,681
Taxes payable		443,454	449,122
Payroll and charges		766,905	674,525
Liabilities for assets acquisitions and subsidiaries	23	93,405	1,856,763
Dividends and interest on own capital payable	11	1,316,528	5,094
Advances from customers		172,437	131,355
Other liabilities		339,683	494,230
Total current liabilities		14,795,040	14,492,543

NON-CURRENT
Loans, financing and debentures	18.1	72,414,445	71,239,562
Lease liabilities	19.2	5,490,383	5,510,356
Derivative financial instruments	4.5	1,857,309	4,179,114
Liabilities for assets acquisitions and subsidiaries	23	93,782	205,559
Provision for judicial liabilities	20.1	2,860,409	3,256,310
Employee benefit plans	21.2	833,683	691,424
Deferred taxes	12	11,377	1,118
Share-based compensation plans	22.3	268,489	162,117
Advances from customers		74,715	136,161
Other liabilities		83,093	157,339
Total non-current liabilities		83,987,685	85,539,060
TOTAL LIABILITIES		98,782,725	100,031,603

SHAREHOLDERS’ EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		26,744	18,425
Treasury shares		(1,484,014)	(2,120,324)
Profit reserves		35,376,198	24,207,869
Other reserves		1,538,296	1,719,516
Controlling shareholders´		44,692,770	33,061,032
Non-controlling interest		117,530	105,333
Total equity		44,810,300	33,166,365
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		143,593,025	133,197,968

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	December 31, 2023	December 31, 2022	December 31, 2021
NET SALES	28	39,755,575	49,830,946	40,965,431
Cost of sales	30	(25,076,675)	(24,821,288)	(20,615,588)
GROSS PROFIT		14,678,900	25,009,658	20,349,843

OPERATING INCOME (EXPENSES)
Selling	30	(2,596,377)	(2,483,194)	(2,291,722)
General and administrative	30	(1,923,228)	(1,709,767)	(1,577,909)
Income from associates and joint ventures	14	(19,379)	284,368	51,912
Other operating income, net	30	2,076,372	1,121,716	1,648,067
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		12,216,288	22,222,781	18,180,191

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,659,162)	(4,590,370)	(4,221,301)
Financial income		1,825,649	967,010	272,556
Derivative financial instruments		5,526,714	6,761,567	(1,597,662)
Monetary and exchange variations, net		3,087,727	3,294,593	(3,800,827)
NET INCOME BEFORE TAXES		17,997,216	28,655,581	8,832,957

Income and social contribution taxes
Current	12	(395,392)	(510,896)	(292,115)
Deferred	12	(3,495,443)	(4,749,798)	94,690
NET INCOME FOR THE YEAR		14,106,381	23,394,887	8,635,532

Attributable to

Controlling shareholders’		14,084,848	23,381,617	8,626,386
Non-controlling interest		21,533	13,270	9,146

Earnings per share
Basic	26.1	10.85794	17.57724	6.39360
Diluted	26.2	10.85387	17.57305	6.39205

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31, 2023	December 31, 2022	December 31, 2021
Net income (loss) for the year	14,106,381	23,394,887	8,635,532
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(1,311)	(3,441)	2,020
Tax effect on the fair value of investments	446	1,170	(687)

Actuarial gain (loss) on post-employment plans of subsidiaries	(480)	(9,499)	2,289
Tax effect of the actuarial loss	163	3,260	(778)

Actuarial gain (loss) on post-employment plans of subsidiaries	(128,047)	(3,182)	117,353
Tax effect of the actuarial loss	43,536	1,082	(39,900)
Items with no subsequent effect on income	(85,693)	(10,610)	80,297

Exchange rate variations on conversion of financial statements of subsidiaries abroad	4,707	(16,035)	46,006
Realization of exchange variation on investments abroad	471	(235,737)	(825)
Items with subsequent effect on income	5,178	(251,772)	45,181
	14,025,866	23,132,505	8,761,010

Attributable to
Controlling shareholders’	14,004,333	23,119,235	8,751,864
Non-controlling interest	21,533	13,270	9,146

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Retained earnings reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances at December 31, 2020	9,269,281	(33,735)	10,612	(218,265)							2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the year												8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year											125,478		125,478		125,478
Transactions with shareholders
Stock options granted (note 22.3)			4,843										4,843		4,843
Unclaimed dividends forfeited								49					49		49
Proposed minimum mandatory dividends												(913,111)	(913,111)		(913,111)
Additional proposed dividend										86,889		(86,889)
Fair value attributable to non-controlling interest														(15,039)	(15,039)
Internal changes in equity
Constitution of reserves					812,909	235,019	2,513,663	279,295				(3,840,886)
Realization of deemed cost, net of taxes											(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 22.3)			5,335										5,335		5,335
Shares granted (Note 22.3)			(2,365)	2,365
Shares repurchased				(1,904,424)									(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment							(719,903)	(80,000)					(799,903)		(799,903)
Payment of supplementary dividends							(97)			(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves (Note 25.3)					66,871	1,169,080	17,937,885	1,993,098				(21,166,934)
Reversal of the tax incentive reserve					(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the year												14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income (loss) for the year											(80,515)		(80,515)		(80,515)
Transactions with shareholders
Shares granted (Note 22.3)			8,319										8,319		8,319
Shares repurchased (Note 24.2)				(880,914)									(880,914)		(880,914)
Treasury shares cancelled (Note 1.2.5)				1,517,224				(1,517,224)
Interest on own capital (Note 1.2.7.)												(1,500,000)	(1,500,000)		(1,500,000)
Fair value attributable to non-controlling interest														(9,336)	(9,336)
Internal changes in equity
Constitution of reserves (Note 25.6)					118,959	443,010	10,911,226	1,212,358				(12,685,553)
Constitution of investment reserve (Note 25.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(100,705)	100,705
Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324		1,538,296		44,692,770	117,530	44,810,300

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	December 31, 2023	December 31, 2022	December 31, 2021
OPERATING ACTIVITIES
Net income (loss) for the year	14,106,381	23,394,887	8,635,532
Adjustment to
Depreciation, depletion and amortization	6,999,839	7,206,125	6,879,132
Depreciation of right of use (Note 19.1)	321,271	231,966	203,670
Sublease of ships	-	(11,314)	(44,706)
Interest expense on lease liabilities	441,596	433,613	427,934
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	331,285	509	(412,612)
Income (expense) from associates and joint ventures	19,379	(284,368)	(51,912)
Exchange rate and monetary variations, net (Note 27)	(3,087,727)	(3,294,593)	3,800,827
Interest expenses on financing, loans and debentures, net (Note 27)	4,797,094	4,007,737	3,207,278
Expenses with early settlements premium (Note 27)			260,289
Capitalized loan costs (Note 27)	(1,160,364)	(359,407)	(18,624)
Accrual of interest on marketable securities	(1,352,522)	(707,211)	(178,320)
Amortization of transaction costs (Note 27)	67,353	69,881	107,239
Derivative (gains) losses, net (Note 27)	(5,526,714)	(6,761,567)	1,597,662
Fair value adjustment of biological assets (Note 13)	(1,989,831)	(1,199,759)	(763,091)
Deferred income tax and social contribution (Note 12.3)	3,495,443	4,749,798	(94,690)
Interest and costs on actuarial liabilities (Note 21.2.3)	69,231	59,258	55,849
Provision for judicial liabilities, net (Note 20.1)	139,934	88,198	65,318
(Reversal of) provision for doubtful accounts, net (Note 7.3)	35,202	1,652	(637)
Provision for inventory losses, net (Note 8.1)	31,419	56,060	73,574
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	348,628	58,003	(99,183)
Tax credits (note 20.3 and 30)	15,108	1,324	(441,880)
Other	51,830	2,794	26,449
Decrease (increase) in assets
Trade accounts receivable	2,155,448	(3,267,356)	(3,393,787)
Inventories	(48,673)	(967,995)	(654,757)
Recoverable taxes	(666,681)	(381,408)	186,013
Other assets	328,800	(95,382)	(72,760)
Increase (decrease) in liabilities
Trade accounts payable	463,003	1,533,118	1,363,478
Taxes payable	329,556	422,591	271,700
Payroll and charges	73,096	83,742	97,792
Other liabilities	(277,538)	(9,007)	(191,976)
Cash generated from operations	20,510,846	25,061,889	20,840,801
Payment of interest on financing, loans and debentures (Note 18.3)	(4,728,998)	(4,019,072)	(2,953,573)
Capitalized loan costs paid (Note 27)	1,160,364	359,407	18,624
Payment of early settlement premiums (Note 18.2)			(260,289)
Interest received on marketable securities	681,268	544,849	98,110
Payment of income taxes	(308,002)	(306,453)	(106,180)
Cash provided by operating activities	17,315,478	21,640,620	17,637,493

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(11,674,183)	(9,791,238)	(2,150,584)
Additions to intangible (Note 16)	(104,931)	(90,499)	(285,278)
Additions to biological assets (Note 13)	(5,777,952)	(4,957,380)	(3,807,608)
Proceeds from sales of property, plant and equipment and biological assets	183,576	251,183	1,411,251
Capital increase in affiliates	(48,462)	(67,020)	(51,816)
Marketable securities, net	(5,296,370)	67,426	(5,216,921)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(690,908)	(355,362)	(257,672)
Dividends received	44,789	6,604	6,453
Asset acquisitions (Note 23)	(1,615,140)	(2,090,062)
Acquisition of subsidiaries (Note 1.2.3)	(1,060,718)
Cash and cash equivalents from asset acquisitions	5,002	10,590
Acquisitions of non-controlling interests			(6,516)
Cash used in investing activities	(26,035,297)	(17,015,758)	(10,358,691)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	10,944,794	1,335,715	16,991,962
Payment of derivative transactions (Note 4.5.4)	3,559,286	282,225	(1,921,253)
Payment of loans, financing and debentures (Note 18.3)	(4,296,447)	(2,517,934)	(15,469,423)
Payment of leases (Note 19.2)	(1,218,399)	(1,044,119)	(1,012,137)
Payment of dividends	(192,532)	(4,150,782)	(9,683)
Liabilities for assets acquisitions and subsidiaries	(116,924)	(107,888)	(153,357)
Shares repurchased (Note 25.5)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	7,798,864	(8,107,207)	(1,573,891)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(239,125)	(602,480)	1,050,808

Increase (decrease) in cash and cash equivalents, net	(1,160,080)	(4,084,825)	6,755,719
At the beginning of the year	9,505,951	13,590,776	6,835,057
At the end of the year	8,345,871	9,505,951	13,590,776
Increase (decrease) in cash and cash equivalents, net	(1,160,080)	(4,084,825)	6,755,719

The accompanying notes are an integral part of these consolidated financial statements.

1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano”), together with its subsidiaries (collectively the “Company”), is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano, (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has four technology centers, 30 distribution centers and four ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.

The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 46.97% of the common shares of its share capital.

The financial statements were approved and their issuance authorized by the Board of Directors on February 28, 2024.

1.1.	Equity interests

The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	December 31, 2023	December 31, 2022
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct)	Financial fundraising	Cayman Island	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
MMC Brasil Indústria e Comércio Ltda (Direct)(1)	Industrialization and commercialization of wipes, cleaning and sanitary and personal hygiene products.	Brazil
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Financial fundraising	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct) (2)	Business office	Ecuador	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V (Direct) (3)	Holding	Netherlands	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct) (3)	Financial fundraising	Netherlands	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct) (4)	Business office	China	100.00%
Suzano Singapore Pte. Ltd (Direct) (5)	Business office	Singapore	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%

			% equity interest
Entity/Type of investment	Main activity	Country	December 31, 2023	December 31, 2022
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%
Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct) (6)	Restoration, conservation and preservation of forests	Brazil	16.66%	100.00%
Ensyn Corporation (Direct) (7)	Biofuel research and development	United States of America	25.53%	26.59%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.78%	19.03%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)
2)	On March 8, 2023, establishment of legal entity with full equity interest from Suzano S.A.
3)	On December 13, 2023, establishment of legal entity with full equity interest from Suzano S.A.
4)	On May 19, 2023, establishment of legal entity with full equity interest from Suzano S.A.
5)	On May 23, 2023, establishment of legal entity with full equity interest from Suzano S.A.
6)	On February 27 and March 21, 2023, equivalent contributions were made by the six shareholders of Biomas to constitute an equity interest (Note 1.2.6).
7)	On May 17, 2023, and on October 18, 2023the percentage of interest was changed due to the dilution of the shares.

1.2.	Major events in the year

1.2.1.	Effects of the war between Russia and Ukraine, and Middle East conflict

The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company's assessment has covered five main areas:

(i)	Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)	Logistics: internationally, there was no material change in the Company’s logistical operations, with all the routes used remaining substantially unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.

(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

(v)	Continuity of operations: The conflict in Israel may result in disruptions to the biotechnology research and development operations of FuturaGene Israel Ltd.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information are shared with its global decision-making are available in a timely manner.

1.2.2.	Cerrado Project

On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the first semester of 2024. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.

1.2.3.	Acquisition of tissue business in Brazil

On June 1, 2023, the Company acquired the totality of the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda (“MMC Brasil”), located in Mogi das Cruzes (São Paulo), for the consideration of US$212,029 million (equivalent to R$1,072,657) paid in cash (“Transaction”). On September 15, 2023, Suzano was reimbursed in the amount of R$11,939 due to variations on the closing balance related to working capital, cash and estimated value of inventory which results with an adjusted total purchase consideration of R$1,060,718.

MMC Brasil had no operations until the contribution made by KC Brasil as a result of the carve out carried out in May 25, 2023 of the assets related to the business of manufacturing, marketing, distributing and selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand “NEVE” of KC Brasil.

The following table summarizes the allocation of the purchase price:

Total purchase consideration (full payment on closing)	1,072,657
Price Adjustment (working capital)	(11,939)
Final total purchase consideration (full payment on closing)	1,060,718
Book value of Shareholders' Equity of MMC Brasil	587,226

Fair value adjustment
Inventories (1)	7,120
Property, plant and equipment (2)	105,858
Trademark and patents (3)	189,655
Net identifiable assets acquired	889,859
Goodwill (4)	170,859

(1)	Measured considering the balance of finished products based on selling price, net of selling expenses.
(2)	Measured based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.
(3)	Measured based on revenue projections for products under the evaluated brands, according to the Refief from Royalties methodology.
(4)	Goodwill is attributable to the workforce and expected future profitability of the acquired business. It will be deductible for tax purposes.

Considering the fact that MMC Brasil was created based on a carve out of a portion of the KC Brasil businesses, counterparty of the transaction, there is no previous history of revenue and/or profits specifically for the acquired entity to be considered or included in a pro forma consolidated revenue and pro forma consolidated profit as if the acquisition had occurred on January 1, 2023.

No deferred tax was recognized on the fair value adjustments, as MMC was merged on November 1, 2023.

Acquisition related costs of R$22,752 are included in administrative expenses in profit or loss.

1.2.4.	Federal Supreme Court (“STF”) decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgments of Items 881 and 885, which discussed the effects of res judicata. The Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the decision.

1.2.5.	Treasury shares cancelled

On February 28, 2023, the Board of Directors decided to cancel 37,145,969 common shares, with an average cost of R$40.84 (forty reais and eighty-four cents) per share, in the amount of R$1,517,224, that were being held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

1.2.6.	Biomas

On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially established by Suzano S.A.

On November 12, 2022, Suzano in partnership with Itaú Unibanco S.A, Marfrig Global Foods S.A., Rabobank Foundational Investments B.B., Santander Corretora de Seguros, Investimentos e Serviços S.A. and Vale S.A., announced an alliance during an event held at the Climate Conference, COP27, in Egypt, for the creation of a company focused entirely to forest restoration, conservation and preservation activities in Brazil.

After the transformation of Biomas into a joint venture, Suzano, together with Marfrig, Rabobank and Vale, made a commitment to invest R$20,000 each partner, in accordance to the terms of the respective investment agreements on February 27, 2023, once the conditions precedent and closing acts established in said agreements were fulfilled. Itaú and Santander made their respective capital contributions on March 21, 2023.

For the year ended December 31, 2023, the amount of R$30,000 (R$5,000 for each partner) was fully paid with a remaining balance of R$90,000 (R$15,000 for each partner) to be paid.

With the above investments, each company now holds 16.66% of equity interest at Biomas.

1.2.7.	Interest on own capital

On December 1, 2023, the Board of Directors approved the distribution of interest on equity in the total gross amount of R$1,500,000, at the ratio of BRL 1.163375077 per share, considering the number of “ex-treasury” shares at the date of the distribution, as remuneration based on the profit shown in the balance sheet dated September 30, 2023.

Interest on own capital is subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax in the amount of R$190,119, was withheld and paid in December 2023.

Furthermore, the interest on own capital declared herein was attributed to the minimum mandatory dividend for the 2023 fiscal year and deducted from the amount declared by the Ordinary General Meeting, to be held in 2024, in accordance with statutory and legal provisions. (Note 25.2).

1.2.8.	Tax reform consumption

On December 20, 2023, Constitutional Amendment (“EC”) no. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Several topics, including the rates of new taxes, are still pending regulation via infraconstitutional legislation, in particular Complementary Laws (“LC”), which must be forwarded for evaluation by the National Congress within 180 days.

The Reform model is based on a VAT (Value Added Tax) divided into two competences (“dual VAT”), one federal (Contribution on Goods and Services - CBS) and one subnational (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS and ISS taxes.

A Selective Tax (“IS”) was also created – under federal jurisdiction, which will apply to the production, extraction, commercialization or import of goods and services that are harmful to health and the environment, under the terms of LC.

There will be a transition period between the years 2026 and 2033, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known upon effective regulation via infraconstitutional legislation. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2023.

1.2.9.	Forestry assets acquisition

On December 23, 2023, the Company entered into a purchase and sale agreements for the acquisition of 100% of the share capital of the companies Timber VII SPE S.A. and Timber XX SPE S.A., owned by BTG Pactual Timberland Investment Group, LLC.

The price to be paid in cash for these acquisitions is R$1,826,000 and is subject to usual adjustments in operations of this nature. Additionally, the price will be converted to dollars if the closing occurs after March 31, 2024. This transaction is subject to the approval of the Brazilian antitrust authorities (“CADE”) and other usual conditions precedent for this type of deal. The transaction will be accounted for once the conditions for closing are fulfilled.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, which can affect the disclosed amounts of revenue, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent in these judgements, assumptions and estimates could result in material adjustments to the carrying amounts of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.

The consolidated financial statements were prepared on a historical costs basis, considering the historical cost as a value basis and adjusted to reflect the attributed cost of land and buildings on the date of transition to IFRS Accounting Standards, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;

(ii)	Share-based payments and employee benefits measured at fair value; and

(iii)	Biological assets measured at fair value;

The material accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared based on the going concern assumption.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date (except for associates Ensyn and Spinnova), as well as in accordance with consistent accounting policies and practices.

The accounting policies have been consistently applied to all of the consolidated companies.

There was no change in the policies and methods for calculating estimates, except for the new accounting policies presented in Note 3.1, adopted from January 1, 2023.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.

3.1.1.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.2.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.3.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognized:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.4.	Amendment to IAS 12 – Taxes on Profit – International Tax Reform – Pillar Two Model Rules

In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released of the Pillar Two model, to reform international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at the rate 15% on profit. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country.

In May 2023, the International Accounting Standards Board issued scope changes to IAS 12 - Income Taxes, aiming to grant a temporary exemption in the accounting for deferred taxes resulting from enacted or substantially enacted legislation relating to the implementation of OECD Pillar Two.

The Company and its subsidiaries are currently in the process of evaluating the impact on the implementation of Pillar Two rules and the calculation of GloBE revenue.

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries in the year ended December 31, 2023 (except for associates Ensyn and Spinnova), and in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on the basis of its investment with the subsidiary, and has the capacity and ability to direct the relevant activities of the subsidiary.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interests are highlighted.

3.2.2.	Subsidiaries

These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is obtained and de-consolidated from the date on which control ceases.

3.2.3.	Joint operations

These include all entities for which the Company maintains contractually established control over its economic activity, and exists only when the strategic, financial and operational decisions regarding the activity requiring the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenue and expenses are recognized proportionally to the interest in joint operations.

3.2.4.	Associated and joint ventures

These include all entities initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which means the power to participate in the financial and operating policy decisions of the investee, without having control or joint control over those policies. In investments in joint ventures, there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities requiring the unanimous consent of the parties sharing control.

In relation to the associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact on the consolidated financial statements and, if any significant event had occurred up to December 31, 2023, it would be adjusted in the consolidated financial statements.

3.2.5.	Translation of financial statements into the functional and presentation currency

The Company defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova, Woodspin and Celluforce, with functional currencies other than the Real, the accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.

The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.

3.2.5.1.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	Monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	Non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	Revenue and expenses are translated based on monthly average rate; and

(iv)	The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

3.2.6.	Hyperinflationary economies

Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so the balances are stated at their current value.

However, the Company's wholly-owned subsidiary, based in Argentina, has the Real as its functional currency, and therefore is not considered an entity with a hyperinflationary currency, and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to the acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expenses when they are incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as reductions in debt or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluated in order to classify and allocate them, assessing the terms of the agreement, the economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For the purpose of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as they are incurred.

Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.

Transactions involving the acquisition of shares with shared control over the net assets traded are evaluated in accordance with the complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures to evaluate initial recognition criteria. For the investments defined based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure mainly represent sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.

3.2.10.	Financial instruments

3.2.10.1.	Classification

Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:

(i)	Amortized cost;

(ii)	Fair value through other comprehensive income; and

(iii)	Fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable, dividends receivable and other assets, classified as financial assets and the balances of suppliers, loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, , dividends and interest on own capital payable and other liabilities, all of which are classified as financial liabilities.

3.2.10.1.2.	Financial instruments at fair value through other comprehensive income

Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

Includes the balance presented in Note 14.1 as “Other investments evaluated at fair value through other comprehensive income.

3.2.10.1.3.	Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.

This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.

3.2.10.2.	Impairment of financial assets

3.2.10.2.1.	Financial instruments measured at amortized cost

Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.

The criteria the Company uses to determine whether there is evidence of an impairment loss includes:

(i)	Significant financial difficulty of the issuer or debtor;

(ii)	Defaults on or late payment of interest or principal under the agreement;

(iii)	Where the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;

(iv)	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	The disappearance of an active market for that financial asset because of financial difficulties; and

(vi)	Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.

If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

3.2.10.2.2.	Financial assets at fair value through other comprehensive income

The Company periodically evaluates, when measuring fair value, whether there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

3.2.11.	Derivative financial instruments and hedging activities

Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not closely related to those of the respective main contracts, and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the respective main contracts in accordance with the stated or implied substantive terms, so they have a zero fair value upon initial recognition.

3.2.12.	Trade accounts receivable

These are recorded at their invoiced amounts, in the normal course of the Company´s business, adjusted for exchange rate variations where denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies an aging-based provision matrix with appropriate groupings for its portfolio. When necessary, based on individual analyses, the provision for expected losses is supplemented.

The Company examines the maturity of receivables on a monthly basis and identifies those customers with overdue balances, assessing the specific situation of each client, including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection efforts through third parties. Should these efforts prove unsuccessful, legal measures are considered, and expected credit losses are recognized. The notes are written off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at the average acquisition or formation cost of the finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred up to the balance sheet date.

Raw materials derived from biological assets are measured based on their fair value, less costs to sell at the point of harvest and freight costs.

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production costs for the respective month, whereas unusual losses, if any, are recorded directly as part of cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.

3.2.15.	Biological assets

The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest from 6 to 7 years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value at the time of harvest.

For the determination of the fair value, the income approach technique was applied, using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient to ensure no significant gaps in the fair value balance of biological assets booked. Significant assumptions are presented in Note 13.

The gain or loss on the assessment of fair value is recognized in operating income (expenses), net.

Biological assets in the process of formation under the age of 2 (two) years are recorded for at their formation cost. Areas of permanent environmental preservation are not recorded, because these are not characterized as biological assets, and are not included in the measurement at fair value.

3.2.16.	Property, plant and equipment

Stated at their cost of acquisition, formation, construction or dismantling, net of recoverable taxes. This cost is deducted from the accumulated depreciation and accumulated impairment losses, when incurred, at the higher of the value in use or the proceeds from sale less cost to sell. The borrowing costs are capitalized as a component of construction in progress, at the weighted average rate of the Company’s debt at the capitalization date, adjusted for the equalization of exchange rate effects.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed annually, and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standards initially estimated for the asset and are then depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed as incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income (expenses), net, at the disposal date.

3.2.17.	Leases

A contract is, or contains, a lease if the right to control the use of an identified asset for a period of time is transferred in exchange for consideration, for which it is necessary to assess whether:

(i)	The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

(ii)	The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and

(iii)	The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:

•	It has the right to operate the asset, or

•	It designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the asset underlying the lease.

The right-to-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any payments made up to the contract start date, plus any direct initial costs incurred, and estimated costs of disassembly, removal, or restoration of the asset in the place where it is located, less any incentives received.

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use, or the end of the lease term, whichever is shorter. Except for land agreements that are automatically extended for the same period through a notification to the lessor, other agreements are not allowed automatic renewals for an indefinite period, since both parties have the right to terminate the agreements.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:

(i)	In future payments resulting from a change in index or rate;

(ii)	In the estimate of the expected amount to be paid, at the guaranteed residual value; or

(iii)	In the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.

The Company does not have lease agreements with clauses imposing:

(i)	Variable payments that are based on the performance of the leased assets;

(ii)	Guarantees of residual value; and

(iii)	Restrictions, such as, for example, an obligation to maintain financial ratios.

Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.

3.2.18.	Intangible assets

These are measured at cost at the time when they are initially recognized. The cost of intangible assets acquired during a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

The useful life of intangible assets are assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economically useful lives and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income as an expense related to its use, and in line with the economically useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management's internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.

This testing involved the adoption of assumptions and judgments, disclosed in Note 16.

3.2.19.	Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)

Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profits will be available for use to offset temporary differences, based on the projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

The projection for the realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax and contribution assets and liabilities are offset and presented at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.

3.2.20.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.

3.2.21.	Loans, financing and debentures

Loans and financing are initially recognized at fair value, net of costs incurred in the transaction, and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized as a part of the cost of that asset when it is probable that they will provide future economic benefits for the entity, and that such cost can be measured with reliability. The Company does not have specific loans to obtain qualifying assets. Other loan costs are recognized as expenses in the period during which they are incurred.

3.2.22.	Provisions, contingent assets and liabilities

Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.

Provisions are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.

Contingent liabilities arising from business combinations are recognized if they arise from a present obligation as a result of from past events, and if their fair values can be measured reliably, and are subsequently measured at the higher of:

(i)	The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

(ii)	The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.

Principal and penalties amounts related to Tax, civil, environmental and labor proceedings are under other operating income and expenses and the interest is recognized in the net financial result.

The realization of provisions for judicial liabilities and contingent liabilities arising from business combinations, with possible and remote probability of loss, are recognized under other operating income and expenses or cash depending on the court decision.

3.2.23.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill sites and related assets. A provision is recorded as a long-term obligation within property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of the estimated cash flow for future cash payments discounted at an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate, recognized under other liabilities. Property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal, against cost of sales in the income statement.

3.2.24.	Share based payments

The Company’s executives and managers receive their compensation partially through share-based payment plans to be settled in cash and shares, or alternatively in cash only.

Plan-related expenses are recognized in the income statement as a corresponding entry within financial liabilities during the vesting period when the services will be rendered. The financial liability is measured at its fair value on every balance sheet date, and its variations are recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by the executive in order to receive shares in the Company, financial liabilities are reclassified under stock options granted in shareholders’ equity. In the case of options exercised in cash, the Company settles the related financial liability in favor of the Company’s executives.

3.2.25.	Employee benefits

The Company offers benefits through a supplementary contribution plan to all employees, as well as medical assistance and life insurance for a determined group of former employees, and for the latter two benefits an annual actuarial appraisal is prepared by an independent actuary, and are reviewed by Management. The respective impact is recognized in employee benefit plans.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the income statement within financial expenses.

3.2.26.	Other assets and liabilities, current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.2.27.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.

3.2.28.	Dividends and interest on own capital

The distribution of dividends or interest on own capital is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) 10% the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders' equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.

The tax benefit of interest on own capital is recognized in the income statement under income tax.

3.2.29.	Share capital

Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.

3.2.30.	Revenue recognition

Revenue from contracts with customers is recognized at the time when control of the products is transferred to customers, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under the contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligations provided for in the contracts; and (v) recognition of revenue when the performance obligations have been met.

For the Pulp operating segment, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.

For the operating segment Paper and Consumer Goods, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.

Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accruals basis of accounting, when the amount can be reliably measured.

Accumulated experience is used to estimate and provide for rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly unlikely that a significant reversal will occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed to be present, as sales are made with short credit terms.

3.2.31.	Financial income and expenses

Includes interest income on financial assets, at the effective interest rate, which includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the statement of income using the effective interest method.

3.2.32.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.

Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.

3.2.33.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.

3.2.34.	Material accounting judgments, estimates and assumptions

As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:

•	Control, significant influence and consolidation (Note 1.1);

•	Share-based payment transactions (Note 22);

•	Transfers to control for revenue recognition (Note 28);

•	Fair value of financial instruments (Note 4);

•	Annual analysis of the impairment of non-financial assets (Notes 15 and 16);

•	Expected credit losses in the accounts receivable (Note 7);

•	Net realizable value provision for inventory (Note 8);

•	Annual analyses of the recoverability of taxes (Notes 9 and 12);

•	Fair value of biological assets (Note 13);

•	Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

•	Annual analysis recoverable amount of goodwill (Note 16);

•	Leases (Note 19);

•	Provision for legal liabilities (Note 20); and

•	Pension and post-employment plans (Note 21).

The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.

3.3.	Accounting policies not yet adopted

The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2023, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.3.1.	Amendments to IFRS 7 – Supplier financing agreements and IAS 7 Statement of cash flow (applicable for annual on/or after January 1, 2024)

The changes now require the entity to disclose additional information about its supplier financing arrangements that allows users to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk.

The disclosures required by the amendments, which would allow understanding of the effects of these agreements on liabilities, cash flows and liquidity include:

(a) the terms and conditions of the agreements;

(b) at the beginning and end of the reporting period: (i) the carrying values, and the associated items presented in the entity's balance sheet, of the financial liabilities that form part of a supplier financing agreement; (ii) the carrying amounts, and associated items, of the financial liabilities disclosed in accordance with item (i) for which suppliers have already received payment from financiers; and (iii) the range of due dates.

(c) the type and effect of non-cash changes in the carrying values of financial liabilities disclosed in accordance with paragraph (b)(i).

3.3.2.	Amendments to IFRS 16 – Lease liability in a sale and leaseback transaction (applicable for annual on/or after January 1, 2024)

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the sellerlessee recognising any amount of the gain or loss that relates to the right of use that it retains.

3.3.3.	Amendments to IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants (applicable for annual on/or after January 1, 2024)

The changes improve the information provided by the entity when its right to defer the settlement of a liability for at least twelve months is subject to compliance with covenants.

The classification of liabilities as current or non-current is based on compliance with covenants that are required on the reporting date or before that date, but never in relation to future events, in addition to requiring disclosure of information in the explanatory notes that allow Users of financial statements assess the risk that the liability may become due within twelve months, including the agreed conditions (for example, their nature and the date by which the entity must comply with them), whether the entity would have complied with the conditions based on its circumstances at the end of the reporting period and how the entity expects to comply with the conditions after the end of the reporting period.

3.3.4.	Amendments to IAS 21: Absence of interchangeability (applicable for annual on/or after January 1, 2025)

The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.

In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:

(i) the timeliness of obtaining foreign currency;

(ii) the practical ability (and not the intention) to obtain foreign currency; It is

(iii) the available markets or exchange mechanisms that create enforceable rights and obligations.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors' meeting.

The main factors considered by Management are:

(i)	Liquidity;

(ii)	Credit;

(iii)	Exchange rate;

(iv)	Interest rate;

(v)	Fluctuations of commodity prices; and

(vi)	Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.

The Company has policies and procedures for managing market risk which aims to:

(i)	Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices ("market risk") or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;

(ii)	Establish limits and instruments with the purpose of allocating the Company's cash to financial institutions falling within acceptable credit risk exposure parameters; and

(iii)	Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.

Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:

(i)	Protection of cash flow against currency mismatches;

(ii)	Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and

(iii)	Protection against fluctuations in the prices of pulp and other supplies related to production.

The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.

The Company only uses the most liquid financial instruments, and:

(i)	Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);

(ii)	Does not have double-indexed debt or other forms of implied options; and

(iii)	Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.

The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

4.1.2.	Classification

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	December 31, 2023	December 31, 2022
Assets
Amortized cost
Cash and cash equivalents	5	8,345,871	9,505,951
Trade accounts receivable	7	6,848,454	9,607,012
Dividends receivable	11		7,334
Other assets (1)		737,222	931,173
		15,931,547	20,051,470
Fair value through other comprehensive income
Investments - Celluforce	14.1	23,606	24,917
		23,606	24,917
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,430,454	4,873,749
Marketable securities	6	13,267,286	7,965,742
		17,697,740	12,839,491
		33,652,893	32,915,878
Liabilities
Amortized cost
Trade accounts payable	17	5,572,219	6,206,570
Loans, financing and debentures	18.1	77,172,692	74,574,591
Lease liabilities	19.2	6,243,782	6,182,530
Liabilities for assets acquisitions and subsidiaries	23	187,187	2,062,322
Dividends and interest on own capital payable		1,316,528	5,094
Other liabilities (1)		116,716	147,920
		90,609,124	89,179,027
Fair value through profit or loss
Derivative financial instruments	4.5.1	2,436,072	4,846,795
		2,436,072	4,846,795
		93,045,196	94,025,822
		59,392,303	61,109,944

1)	Does not include items not classified as financial instruments.

4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the Federal Reserve Bank of New York and Bloomberg for Secured Overnight Financing Rate (“SOFR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair values of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flow. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

The results of the trading of financial instruments are recognized at the closing or contract dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the contracting of financial instruments are eliminated from the financial statements only when these instruments expire or when the risks, obligations and rights arising therefrom are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	December 31, 2023	December 31, 2022
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	38,703,379	40,309,832
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	17,783,760	17,724,315
Assets Financing	SOFR	278,107	138,644
IFC - International Finance Corporation	SOFR	3,198,761
BNDES - Currency basket	DI 1		10,866
In local currency
BNDES – TJLP	DI 1	215,458	292,487
BNDES – TLP	DI 1	2,712,762	1,393,010
BNDES – Fixed	DI 1	3,903	21,656
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	686,798	575,129
Assets financing	DI 1	75,622
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA		1,835,336
Debentures	DI 1	8,881,277	5,643,440
NCE (“Export Credit Notes”)	DI 1	110,396	1,384,396
NCR (“Rural Credit Notes”)	DI 1	2,228,806	294,089
Export credits (“Prepayment”)	DI 1	824,035	1,320,415
		75,703,064	70,943,615

The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies.

In the year ended December 31, 2023, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.

All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date.

The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	December 31, 2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interest on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041

	December 31, 2022
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,306
Liabilities for asset acquisitions and subsidiaries	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,676

4.3.	Credit risk management

Related to the possibility of non-compliance with the counterparties’ commitments as part of a transaction. Credit risk is managed on a group basis and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, and advances to suppliers for new projects, among others.

4.3.1.	Trade accounts receivable

The Company has commercial and credit policies aimed at mitigating any risks arising from defaults by its customers, mainly through contracting credit insurance policies, bank guarantees provided by first-tier banks, and collateral based on liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risks regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine the individual credit limits to each customer according to the identified risks. Each analysis is submitted for approval according to an established hierarchy and, if applicable, for approval at a Management meeting and by the Credit Committee.

The risk classification of trade accounts receivable is set forth below:

	December 31, 2023	December 31, 2022
Low (1)	6,549,975	9,430,244
Average (2)	156,883	129,900
High (3)	173,558	67,977
	6,880,416	9,628,121

1)	Current and overdue up to 30 days.

2)	Overdue between 30 and 90 days.

3)	Overdue more than 90 days.

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$31,962 and R$21,109 as of December 31, 2023 and 2022, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing exposure to credit risk is set forth below:

	December 31, 2023	December 31, 2022
Cash and cash equivalents	8,345,871	9,505,951
Marketable securities	13,267,286	7,965,742
Derivative financial instruments (1)	4,199,982	4,833,330
	25,813,139	22,305,023

1)	Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Risk rating (1)
AAA			878,241
AA-			1,007,537	47,681
A+			136,864	1,149,694
A			55,547	1,485,424
A-				1,095
brAAA	20,856,072	17,117,171	1,682,513	1,418,968
brAA+	511,589	1,173	439,280
brAA	6,565	133,030		730,468
brAA-	2,169	47
brA+		352
brA		17,595
brBBB-	3
brBB	1,132
brBB-	385	2,897
Others	235,242	199,428
	21,613,157	17,471,693	4,199,982	4,833,330

1)	We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates and commodity prices that could affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.

These policies establish the limits and the instruments to be implemented for the purpose of:

(i)	Protecting cash flow due to currency mismatch;

(ii)	Mitigating exposure to interest rates;

(iii)	Reducing the impacts of fluctuations in commodity’s prices; and

(iv)	Changes to debt indexes.

Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

4.4.1.	Exchange rate risk management

The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of the net revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company enter into US Dollar sales transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus of foreign currency over an 24-month time horizon, and therefore are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	December 31, 2023	December 31, 2022
Assets
Cash and cash equivalents	6,432,557	8,039,218
Marketable securities	7,378,277	4,510,652
Trade accounts receivable	5,049,609	7,612,768
Derivative financial instruments	3,070,594	3,393,785
	21,931,037	23,556,423
Liabilities
Trade accounts payable	(1,625,011)	(2,030,806)
Loans and financing	(61,304,673)	(61,216,140)
Liabilities for asset acquisitions and subsidiaries	(127,598)	(2,053,259)
Derivative financial instruments	(1,867,882)	(4,698,323)
	(64,925,164)	(69,998,528)
	(42,994,127)	(46,442,105)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$4.8413).

This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	6,432,557	1,608,139	3,216,279
Marketable securities	7,378,277	1,844,569	3,689,139
Trade accounts receivable	5,049,609	1,262,402	2,524,805
Trade accounts payable	(1,625,011)	(406,253)	(812,506)
Loans and financing	(61,304,673)	(15,326,168)	(30,652,337)
Liabilities for asset acquisitions and subsidiaries	(127,598)	(31,900)	(63,799)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on December 31, 2023.

The following table set out the possible impacts assuming these scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	1,968,337	(3,436,589)	(7,464,284)
Derivative swaps	(486,713)	(1,491,613)	(2,981,409)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	162,776	(596,284)	(1,192,682)
Embedded derivatives	230,471	(122,510)	(245,021)
NDF parity derivatives (1)	100,362	(22,715)	(47,331)
Commodity Derivatives	19,149	(8,721)	(14,295)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	100,362	(337,711)	(675,423)

(1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

On July 1, 2023, loan contracts (in the amount of R$15,566,016) and derivatives (in the amount of R$15,150,974) began to be indexed by Secured Overnight Financing Rate (“SOFR”) (and no longer by London Interbank Offered Rate (“LIBOR”)), adopted as the new reference interest rate by capital market. The change in the interest rate did not have a material impact on the balances presented in the loan and financing and derivative instrument categories.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results.

The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table set forth the possible impacts assuming these scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	1,784,313	(56,429)	(112,858)
Marketable securities	5,889,009	(186,240)	(372,480)
Loans and financing	8,686,026	274,696	549,391
TJLP
Loans and financing	250,474	4,383	8,767
SOFR
Loans and financing	19,670,956	265,337	530,673

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table sets out the possible impacts of these assumed scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,968,337	(387,790)	(743,473)
Derivative swaps	(486,713)	(39,216)	(66,609)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(486,713)	127,655	269,490

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 29, 2023. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

The following table sets out the possible impacts:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	230,471	(30,667)	(63,157)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.

A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:

(i)	Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange and are used to calculate the fair values.

(iii)	Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.

(iv)	Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.

(v)	Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the SOFR curve disclosed by Bloomberg.

The yield curves used to calculate the fair value as of December 31, 2023 are as set forth below:

Interest rate curves
Term	Brazil		United States of America		US Dollar coupon
1 month	11.65	% p.a.	5.35	% p.a.	2.54	% p.a.
6 months	10.79	% p.a.	5.15	% p.a.	5.55	% p.a.
1 year	9.99	% p.a.	4.77	% p.a.	5.58	% p.a.
2 years	9.55	% p.a.	4.16	% p.a.	5.18	% p.a.
3 years	9.66	% p.a.	3.89	% p.a.	4.99	% p.a.
5 years	10.04	% p.a.	3.76	% p.a.	5.00	% p.a.
10 years	10.33	% p.a.	4.02	% p.a.	5.74	% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Instruments as part of protection strategy
Operational hedges
Zero Cost Collar	4,500,200	6,866,800	1,968,337	1,596,089
NDF (R$ x US$)	505,000	248,100	162,776	(2,474)
NDF (€ x US$)	262,088	544,702	100,362	161,055

Debt hedges
Swap SOFR to Fixed (US$)	2,555,626	3,200,179	741,492	1,052,546
Swap IPCA to CDI (notional in Brazilian Reais)	4,274,397	1,741,787	47,645	278,945
Swap IPCA to Fixed (US$)		121,003		(29,910)
Swap CDI x Fixed (US$)	1,025,000	1,863,534	(1,081,964)	(2,566,110)
Pre-fixed Swap to US$ (US$)	200,000	350,000	(203,045)	(503,605)
Swap CDI x SOFR (US$)	125,000		25,774
Swap SOFR to SOFR (US$)	150,961		(16,615)

Commodity Hedge
Swap US-CPI (US$) (1)	131,510	124,960	230,471	40,418
Zero Cost Collar (Brent)	163,100		(3,148)
Swap VLSFO/Brent	142,794		22,297
			1,994,382	26,954

Current assets			2,676,526	3,048,493
Non-current assets			1,753,928	1,825,256
Current liabilities			(578,763)	(667,681)
Non-current liabilities			(1,857,309)	(4,179,114)
			1,994,382	26,954

1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(ii)	Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(iv)	Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(v)	Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(vi)	SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.

(vii)	CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) in United States Dollars (“US$”). The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.

(viii)	Swap Fixed(US$) x SOFR: positions in conventional swaps exchanging a pre-fixed rate in US$ for a post-fixed rate (SOFR) also in US$. The objective is to capture a lower cost of debt by fluctuating SOFR rate projections.

(ix)	Zero-Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.

(x)	Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.

(xi)	Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

(xii)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

(xiii)	Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts and costs of other oil derivatives against the increase in oil prices.

(xiv)	Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs oil derivates. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.

The variation in the fair values of derivatives on December 31, 2023 compared to the fair values measured on December 31, 2022 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the year.

There were also impacts caused by the variations in the pre fixed, foreign exchange coupon and SOFR curves in the operations.

It is important to highlight that the outstanding agreements on December 31, 2023 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

4.5.2.	Fair value by maturity schedule

	December 31, 2023	December 31, 2022
2024	2,097,763	2,380,812
2025	233,073	297,156
2026	(574,871)	(1,225,193)
2027 onwards	238,417	(1,425,821)
	1,994,382	26,954

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	3,898,011	7,081,545	223,776	617,835
Swap Pre-Fixed to US$	R$	738,800	1,317,226		45,329
Swap SOFR to Fixed (US$)	US$	2,555,626	3,200,000	1,104,984	1,052,546
Swap IPCA to CDI	IPCA	4,320,471	2,041,327	161,542	427,417
Swap IPCA to US$	IPCA		610,960
Swap CDI to SOFR (US$)	R$	644,850		32,560
Swap SOFR to SOFR (US$)	US$	150,961		6,681
				1,529,543	2,143,127
Liabilities
Swap CDI to Fixed (US$)	US$	1,025,000	1,863,534	(1,305,740)	(3,183,945)
Swap Pre-Fixed to US$	US$	200,000	350,000	(203,045)	(548,934)
Swap SOFR to Fixed (US$)	US$	2,555,626	3,200,000	(363,492)
Swap IPCA to CDI	R$	4,274,397	1,741,787	(113,897)	(148,472)
Swap IPCA to US$	US$		121,003		(29,910)
Swap CDI to SOFR (US$)	US$	125,000		(6,786)
Swap SOFR to SOFR (US$)	US$	150,961		(23,296)
				(2,016,256)	(3,911,261)
				(486,713)	(1,768,134)
Operational hedge
Zero Cost Collar (US$ x R$)	US$	4,500,200	6,866,800	1,968,337	1,596,089
NDF (R$ x US$)	US$	505,000	248,100	162,776	(2,474)
NDF (€ x US$)	US$	262,088	544,702	100,362	161,055
				2,231,475	1,754,670
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	131,510	124,960	230,471	40,418
Zero Cost Collar (Brent)	US$	163,100		(3,148)
Swap VLSFO/Brent	US$	142,794		22,297
				249,620	40,418
				1,994,382	26,954

1)	The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2023	December 31, 2022
Operational hedge
Zero Cost Collar (R$ x US$)	2,987,953	718,618
NDF (R$ x US$)	155,458	8,301
NDF (€ x US$)	84,332	7,113
	3,227,743	734,032

Commodity hedge
Swap VLSFO/other	80,516
	80,516

Debt hedge
Swap CDI to Fixed (US$)	(438,417)	(261,570)
Swap IPCA to CDI (Brazilian Reais)	256,683	(5,180)
Swap IPCA to Fixed (US$)	21,139	171
Swap Pre-Fixed to US$	(104,827)	54,128
Swap CDI to SOFR (US$)	7,729
Swap SOFR to Fixed (US$)	508,720	(239,356)
	251,027	(451,807)
	3,559,286	282,225

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:

(i)	Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;

(ii)	Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and

(iii)	Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.

For the year ended December 31, 2023, there were no changes between the levels of hierarchy and no transfers between levels 2 and 3.

	December 31, 2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - CelluForce		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072

	December 31, 2022
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,873,749		4,873,749
Marketable securities	7,965,742		7,965,742
	12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce		24,917	24,917
		24,917	24,917

Biological assets		14,632,186	14,632,186
		14,632,186	14,632,186
Total assets	12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments	4,846,795		4,846,795
	4,846,795		4,846,795
Total liabilities	4,846,795		4,846,795

4.7.	Cybersecurity

Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.

In the year ended December 31, 2023, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.

4.8.	Climate change

4.8.1.	Risks linked to climate change and the sustainability strategy

In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.

The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2022, Management considered the main risk data and assumptions highlighted below:

(i)	Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company's biological assets, as follow:

•	Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;

•	Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and

•	Interruptions to the production chain due to adverse weather events.

(ii)	Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.

(iii)	Structural changes in society and their impacts on business, such as:

•	Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;

•	Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;

•	Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano's disposable products and an increase in demand for renewable forests and other sustainable products; and

•	Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.

4.8.2.	Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)

The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes and increase the percentage of women in leadership positions by December 31, 2025. Non-compliance with these targets may generate future increases in the cost of said debts, as provided for in the respective contracts.

In 2020, the company issued its first bond based on the SLB Principles. In 2021, Suzano issued two additional Sustainability Linked bonds that, for the first time, were linked to something other than an environmental or social target: a diversity, equity and inclusion target. Its first Sustainability Linked Loan (SLL) was contracted in 2021 and, in 2022, the company obtained a new loan with the International Finance Corporation (IFC) following the guidelines of the SLL Principles.

4.8.3.	Climate risk management

The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main short, medium and long-term risks. This allows the continuous monitoring of risks and their eventual impacts, control of the variables involved, and the definition and implementation of mitigating measures, which aim to reduce the identified exposures. The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.

4.8.4.	Opportunities linked to climate change and the sustainability strategy

4.8.4.1	Biomas

As disclosed in Note 1.2.6, Suzano and five other global companies created Biomas with objective of restoring, conserving and preserving native forests in Brazil.

The initiative aims to restore and protect, over a period of 20 years, native forest in some of Brazil´s most valuable ecosystems, such as the Amazon, Atlantic Forest and Cerrado biomes – The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro, in Brazil.

The initiative aims to promote a sustainable business model from a financial perspective, enabling each restoration, conservation, and preservation projects to be viable through the commercialization of carbon credits, as removals and avoided emissions, reducing tons of CO2e from the atmosphere.

The first stage will involve the identification and prospecting of areas, promoting nurseries for the large-scale production of native trees, engaging local communities in Biomas activities, discussing the application of the project in public areas, partnering with carbon certification platforms and implementing pilot projects.

4.8.4.2	Production of wood-based textile fiber

In May 2023, Woodspin, located in Finland, inaugurated the first factory producing sustainable, recyclable and fully biodegradable textile fiber from responsibly grown wood, the result of the joint venture between Spinnova and Suzano. This new type of fabric was developed to replace less sustainable materials used in many products. This unit will be used for market development and technology improvement.

For the construction and operation of textile fiber projects, Woodspin uses Suzano's microfibrillated cellulose (MFC) as raw material.

4.8.4.3	Securities with clauses related to sustainability

As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goal. These funding linked to sustainability goals allow differentiated rates.

4.9.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2023	December 31, 2022
Cash and banks (1)	5.50	6,561,558	8,064,193

Cash equivalents
Local currency
Fixed-term deposits (compromised)	102.78 of CDI	1,784,313	1,441,758
		8,345,871	9,505,951

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2023	December 31, 2022
In local currency
Private funds	109.87 of CDI	1,295,296	1,208,975
Private Securities (“CDBs”)	102.81 of CDI	4,150,313	1,827,012
CDBs - Escrow Account (1)	104.65 of CDI	443,400	419,103
		5,889,009	3,455,090
Foreign currency
Time deposits (2)	6.71	7,333,308	4,386,589
Other		44,969	124,063
		7,378,277	4,510,652
		13,267,286	7,965,742

Current		12,823,886	7,546,639
Non-Current		443,400	419,103

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	December 31, 2023	December 31, 2022
Domestic customers
Third parties	1,785,157	1,915,745
Related parties (Note 11) (1)	45,650	99,608

Foreign customers
Third parties	5,049,609	7,612,768

(-) Expected credit losses	(31,962)	(21,109)
	6,848,454	9,607,012

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company carries out factoring transactions for certain customer receivables where transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of December 31, 2023, was R$4,273,623 (R$6,889,492 as of December 31, 2022).

7.2.	Breakdown of trade accounts receivable by maturity

	December 31, 2023	December 31, 2022
Current	5,904,402	8,652,376
Overdue
Up to 30 days	644,644	777,150
From 31 to 60 days	57,395	74,253
From 61 to 90 days	97,639	54,784
From 91 to 120 days	40,533	20,975
From 121 to 180 days	34,708	18,945
From 181 days	69,133	8,529
	6,848,454	9,607,012

7.3.	Roll-forward of expected credit losses

	December 31, 2023	December 31, 2022
Opening balance	(21,109)	(34,763)
Additions	(38,775)	(5,228)
Reversals	3,573	3,576
Write-offs	24,230	12,355
Exchange rate variations	119	2,951
Closing balance	(31,962)	(21,109)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.27% of the net sales of pulp segment on December 31, 2023 (10.67% on December 31, 2022) and no main customer responsible for more than 10% of the net sales of paper segment on December 31, 2023 and 2022.

8.	INVENTORIES

	December 31, 2023	December 31, 2022
Finished goods
Pulp
Domestic (Brazil)	576,774	616,557
Foreign	1,271,335	1,440,207
Paper
Domestic (Brazil)	569,771	359,322
Foreign	137,653	201,868
Work in process	93,325	93,964
Raw materials
Wood	1,666,817	1,492,661
Operating supplies and packaging	795,274	732,140
Spare parts and other	931,052	897,531

(-) Expected credit losses	(95,053)	(105,989)
	5,946,948	5,728,261

8.1.	Roll-forward of estimated losses

	December 31, 2023	December 31, 2022
Opening balance	(105,989)	(91,258)
Additions	(65,085)	(89,552)
Reversals	33,666	33,492
Write-offs	42,355	41,329
Closing balance	(95,053)	(105,989)

On December 31, 2023, and December 31, 2022, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	December 31, 2023	December 31, 2022
IRPJ/CSLL – prepayments and withheld taxes	464,188	179,812
PIS/COFINS – on acquisitions of property, plant and equipment (1)	93,866	89,334
PIS/COFINS – operations	699,717	523,970
PIS/COFINS – exclusions from ICMS (2)	443,210	570,945
ICMS – on acquisitions of property, plant and equipment (3)	432,793	167,286
ICMS – operations (4)	1,470,949	1,423,375
Reintegra program (5)	64,077	65,971
Other taxes and contributions	45,821	39,057
Provision for loss on ICMS credits (6)	(1,452,435)	(1,103,807)
	2,262,186	1,955,943

Current	888,539	549,580
Non-current	1,373,647	1,406,363

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.

2)	The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.

5)	Special Regime of Tax Refunds for Export Companies (“Reintegra”): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.

6)	Related to provisions for ICMS credit balances that are not probable to be recovered.

9.1.	Roll-forward of provision for loss

	ICMS
	December 31, 2023	December 31, 2022
Opening balance	(1,103,807)	(1,064,268)
Additions (1)	(399,838)	(221,903)
Reversals	51,210	163,900
Write-offs		18,464
Closing balance	(1,452,435)	(1,103,807)

1)	Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.

10.	ADVANCES TO SUPPLIERS

	December 31, 2023	December 31, 2022
Forestry development program and partnerships	2,242,229	1,592,132
Advance to suppliers - others	113,743	108,146
	2,355,972	1,700,278

Current	113,743	108,146
Non-current	2,242,229	1,592,132

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled in volume standing or cut wood. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) interest on shareholder’s capital and dividends receivable; (iii) reimbursement for expenses; and (iv) social services;

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) interest on shareholder’s capital and dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the year ended December 31, 2023, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

11.1.	Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
Transactions with controlling shareholders
Management and related persons			(31,748)
Alden Fundo de Investimento em Ações			(30,428)
Controller			(193,883)
Suzano Holding S.A.	24	5	(363,520)		9	91	(2,621)
	24	5	(619,579)		9	91	(2,621)
Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	61			(5)	(906)	(47)	(422)
Bexma Participações Ltda		1			9	38	24
Bizma Investimentos Ltda		1			7	10	6
Civelec Participações Ltda	4,575				4,825
Fundação Arymax					3	4	2
Ibema Companhia Brasileira de Papel (1)	45,659	106,940	(1,023)	(3,705)	168,621	218,226	169,965
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	2	3		(66)	(5,549)	(4,603)	(4,399)
IPLF Holding S.A.		23			5	38	10
Mabex Representações e Participações Ltda.					(817)		(137)
Nemonorte Imóveis e Participações Ltda					(178)	(194)	(170)
	50,297	106,968	(1,023)	(3,776)	166,020	213,472	164,879
	50,321	106,973	(620,602)	(3,776)	166,029	213,563	162,258

Assets
Trade accounts receivable (Note 7)	45,650	99,608
Dividends receivable		7,334
Other assets	4,671	31
Liabilities
Trade accounts payable (Note 17)			(1,023)	(3,776)
Dividends and interest on own capital payable (2)			(619,579)
	50,321	106,973	(620,602)	(3,776)

1)	Refers mainly to the sale of pulp.

2)	The amount of R$619,579 refers to interest on own capital payable to the controlling shareholders and the amount of R$696,949 refers to other non-controlling shareholders, totaling R$1,316,528 (Note 1.2.7).

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
Short-term benefits
Salary or compensation	49,165	50,228	48,693
Direct and indirect benefits	2,286	1,099	880
Bonus	10,829	7,031	6,474
	62,280	58,358	56,047
Long-term benefits
Share-based compensation plan	42,130	36,390	46,306
	42,130	36,390	46,306
	104,410	94,748	102,353

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.

Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2023. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2023. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.1.

12.1.	Deferred taxes

12.1.1.	Deferred income and social contribution taxes

	December 31, 2023	December 31, 2022
Tax loss	1,209,968	1,207,096
Negative tax basis of social contribution	457,030	445,250

Assets - temporary differences
Provision for judicial liabilities	324,158	268,596
Operating provisions and other losses	1,214,807	999,028
Exchange rate variations	2,384,153	4,297,503
Amortization of fair value adjustments arising from business combinations	654,358	680,142
Unrealized profit on inventories	151,578	363,052
Leases	356,110	364,838
	6,752,162	8,625,505

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,301,654	1,023,103
Property, plant and equipment - deemed cost	1,137,483	1,217,349
Depreciation for tax-incentive reason (1)	799,857	869,997
Capitalized loan costs	640,063	210,834
Fair value of biological assets	1,115,432	703,274
Deferred taxes, net of fair value adjustments	370,947	398,950
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	150,691	194,121
Derivatives gains (“MtM”)	678,090	9,164
Other temporary differences	24,109	13,416
	6,218,326	4,640,208

Non-current assets	545,213	3,986,415
Non-current liabilities	11,377	1,118

(1)	Tax depreciation is taken as a benefit only in the income tax calculation bases.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	December 31, 2023	December 31, 2022
Tax loss carried forward	4,839,872	4,828,384
Negative tax basis of social contribution carried forward	5,078,111	4,947,222

12.1.3.	Roll-forward of deferred tax assets

	December 31, 2023	December 31, 2022
Opening balance	3,985,297	8,729,929
Tax loss	2,872	50,220
Negative tax basis of social contribution	11,780	34,176
Provision for judicial liabilities	55,562	19,251
Operating provisions and other losses	215,779	33,898
Exchange rate variation	(1,913,350)	(2,257,699)
Derivative gains (“MtM”)	(668,926)	(2,202,857)
Amortization of fair value adjustments arising from business combinations	2,219	8,970
Unrealized profit on inventories	(211,474)	64,164
Leases	(8,728)	(8,534)
Goodwill - tax benefit on unamortized goodwill	(278,551)	(276,614)
Property, plant and equipment - deemed cost	79,866	99,510
Depreciation accelerated for tax-incentive reason	70,140	74,952
Capitalized loan costs	(429,229)	(111,435)
Fair value of biological assets	(412,158)	(272,308)
Credits on exclusion of ICMS from the PIS/COFINS tax base	43,430	3,906
Other temporary differences	(10,693)	(4,232)
Closing balance	533,836	3,985,297

12.2.	Reconciliation of the effects of income tax and social contribution on profit

	December 31, 2023	December 31, 2022	December 31, 2021
Net income (loss) before taxes	17,997,216	28,655,581	8,832,957
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(6,119,053)	(9,742,898)	(3,003,205)

Tax effect on permanent differences
Taxation (difference) on profits of subsidiaries in Brazil and abroad (1)	1,688,656	4,915,243	3,445,206
Equity method	(6,589)	96,685	44,309
Thin capitalization (2)	(46,796)	(505,553)	(603,612)
Interest on own capital	510,000
Credit related to the Reintegra Program	7,176	7,829	7,398
Director bonuses	(4,907)	(12,208)	(15,656)
Tax incentives (3)	128,650	51,839	16,443
Donations/Fines – Other	(47,972)	(71,631)	(88,308)
	(3,890,835)	(5,260,694)	(197,425)
Income tax
Current	(352,577)	(464,312)	(276,431)
Deferred	(2,561,991)	(3,485,267)	69,669
	(2,914,568)	(3,949,579)	(206,762)
Social Contribution
Current	(42,815)	(46,584)	(15,684)
Deferred	(933,452)	(1,264,531)	25,021
	(976,267)	(1,311,115)	9,337
Income and social contribution benefits (expenses) for the year	(3,890,835)	(5,260,694)	(197,425)

Effective rate of income and social contribution tax expenses	21.62%	18.36%	2.24%

1)	The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2023 and 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

12.3.	Tax incentives

The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Eunápolis (BA)	Veracel	2025
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

12.4.	OECD Pillar Two model rules

Suzano is within the scope of the rules of the OECD Pillar Two model, as it has subsidiaries that sell its products in geographic regions subject to said regulation. The Company applied the exception to the recognition of deferred tax assets and liabilities related to taxes on profit under Pillar Two, as provided for in the amendments to IAS 12, issued in May 2023, and, therefore, there is no impact of Pillar legislation Two in the calculation of taxes on deferred profits in the 2023 financial year.

The Company and its subsidiaries are currently in the process of evaluating the impact on the implementation of Pillar Two rules and the calculation of GloBE revenue. In this context, the Company is counting on the support of tax experts to guide it in the effective application of this legislation.

13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	December 31, 2023	December 31, 2022
Opening balance	14,632,186	12,248,732
Additions	5,777,952	4,957,380
Depletions	(3,680,997)	(3,665,057)
Transfers	(136,297)
Gain on fair value adjustments	1,989,831	1,199,759
Disposals	(128,370)	(82,331)
Other write-offs	(175,723)	(26,297)
Closing balance	18,278,582	14,632,186

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of the calculation.

The assumptions such as the average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive, where increases or reductions in these assumptions could generate significant gains or losses in the measurement of fair value.

The assumptions used in the measurement of the fair value of biological assets were as follow:

i)	Average cycle of forest formation between 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;

iv)	The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on the capital structure and other economic assumptions of an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	December 31, 2023	December 31, 2022
Planted useful area (hectare)	1,094,611	1,097,081
Mature assets	144,942	134,752
Immature assets	949,669	962,329
Average annual growth (IMA) – m3/hectare/year	37.92	37.07
Average gross sale price of eucalyptus – R$/m3	96.04	90.16
Discount rate - % (post-tax)	8.80%	9.10%

The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,989,831 recognized in other operating income (expenses), net (Note 30).

	December 31, 2023	December 31, 2022
Physical changes and discount rate(1)	1,575,017	(37,088)
Price	414,814	1,236,847
	1,989,831	1,199,759

1)	Includes the variation of indicators: IMA, discount rate and area.

The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).

The Company has no biological assets pledged for the year ended December 31, 2023 and the year ended December 31, 2022.

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2023	December 31, 2022
Investments in associates and joint ventures	355,520	354,200
Goodwill	228,887	233,399
Other investments evaluated at fair value through other comprehensive income – Celluforce	23,606	24,917
	608,013	612,516

14.2.	Investments in associates and joint ventures

				Company Participation
	Information of joint ventures as of December 31, 2023			Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Associate
Ensyn Corporation	1,515	(29,648)	25.53%	387	1,250	(12,448)	(1,036)
Spinnova Plc (1)	509,777	(56,567)	18.78%	95,736	113,079	(20,109)	2,871
				96,123	114,329	(32,557)	1,835

Joint ventures
Domestic (Brazil)
Biomas	16,782	(13,218)	16.66%	2,797		(2,203)
Ibema Companhia Brasileira de Papel	314,033	103,399	49.90%	156,703	158,996	35,161	48,891
Foreign
F&E Technologies LLC	9,973		50.00%	4,987	5,230
Woodspin Oy	189,821	(39,560)	50.00%	94,910	75,645	(19,780)	(2,220)
				259,397	239,871	13,178	46,671

Other movements				23,606	24,917		235,862
				23,606	24,917		235,862
				379,126	379,117	(19,379)	284,368

1)	The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR2.40 (two Euros and forty cents) on December 31, 2023 and (EUR5.44 (five Euros and forty-four cents) in December 31, 2022).

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.57	6.36		17.75

Accumulated cost	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Accumulated depreciation		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Additions	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies	3,829,344					3,829,344
Write-offs	(69,773)	(10,613)	(58,435)		(3,384)	(142,205)
Depreciation		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Transfers	930,646	246,782	1,057,714	(2,451,570)	194,292	(22,136)
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions (2)	54,027	15	467,032	10,742,118	17,949	11,281,141
Amounts from the acquisition of
MMC Brasil (3)	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers (4)	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	On December 31, 2023, the addition of work in progress refers, mainly to the Cerrado Project, of which R$393,042 is a cash effect in the previous periods (R$1,832,746 with non-cash effect on December 31, 2022).

3)	On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)

4)	Transfer between inventories, intangible and others within the year.

For the year ended December 31, 2023, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment (Note 4.8).

15.1.	Items pledged as collateral

On December 31, 2023, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the unit of Três Lagoas and Imperatriz totalling R$16.332.447 (R$12,773,662 in the same units as of December 31, 2022).

15.2.	Capitalized expenses

For the year ended December 31, 2023, the Company capitalized loan costs in the amount of R$1,160,364 (R$359,407 as of December 31, 2022). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 10.98% p.a. (12.49% p.a. as of December 31, 2022).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful lives

	December 31, 2023	December 31, 2022
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859
Other (2)	4,834	3,405
	8,192,076	8,019,788

1)	Refers to the goodwill of the MMC Brasil business combination, whose allocation of the purchase price is disclosed in note 1.2.3.

2)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2023 the Company used the strategic plan and the annual budget with projected increases to 2028 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.5% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.

The discount rate, after taxes, adopted by Management was 8.9% p.a., calculated based on the weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	662.1
Net average pulp price – Internal market (US$/t)	648.7
Average exchange rate (R$/US$)	5.15
Discount rate (pos-tax)	8.9% p.a.
Discount rate (pre-tax)	12.25% p.a

For the year ended December 31, 2023, the Company did not identify the need to record any impairment provision for intangible assets.

If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.9% instead of 8.9%), the Company would still not need to record an impairment provision.

The Company have considered and assessed possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the cash generating units to exceed its recoverable amount.

16.2.	Intangible assets with defined useful lives

	December 31, 2023	December 31, 2022
Opening balance	7,173,183	8,014,740
Additions	104,931	90,499
Fair value adjustment MMC Brasil (1)	189,655
Write-offs	(2)	(51)
Amortization	(990,432)	(966,796)
Transfers and others	79,674	34,791
Closing balance	6,557,009	7,173,183

Represented by	Average rate %
Non-competition agreements	5.00	4,818	5,128
Port concessions	4.30	537,179	554,832
Lease agreements	16.90	6,875	14,374
Supplier agreements	12.90	40,739	55,554
Port service contracts	4.20	549,821	579,289
Cultivars	14.30	40,784	61,176
Trademarks and patents (1)	9.05	188,723	10,935
Customer portfolio	9.10	4,925,879	5,746,860
Supplier agreements	17.60	10,861	21,427
Software	20.00	141,178	113,946
Other	5.75	110,152	9,662
		6,557,009	7,173,183

Cost		12,378,761	12,004,503
Amortization		(5,821,752)	(4,831,320)
Closing balance		6,557,009	7,173,183

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2023	December 31, 2022
In local currency
Third party (1)(2)	3,946,185	4,171,988
Related party (Note 11.1) (3)	1,023	3,776

In foreign currency
Third party (2)	1,625,011	2,030,806
	5,572,219	6,206,570

1)	Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2023 was R$281,350 (R$416,643 at December 31, 2022).

2)	Within the balance of suppliers, the following balances refer to the Cerrado Project, R$523,408 (R$625,645 on December 31, 2022) in local currency and R$1,080,028 (R$1,370,833 on December 31, 2022) in foreign currency.

3)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
In foreign currency
BNDES	UMBNDES	7.5%		11,207				11,207
Bonds	Fixed	5.0%	841,625	907,059	40,122,749	43,218,286	40,964,374	44,125,345
Export credits (“export prepayments”)	SOFR/Fixed	5.8%	2,690,891	156,156	14,487,252	16,779,064	17,178,143	16,935,220
Assets financing	SOFR	3.1%	61,924	26,755	220,199	113,217	282,123	139,972
IFC - International Finance Corporation	SOFR	5.5%	731		2,871,399		2,872,130
Others			7,903	5,980			7,903	5,980
			3,603,074	1,107,157	57,701,599	60,110,567	61,304,673	61,217,724
In local currency
BNDES	TJLP	8.4%	49,348	69,495	199,988	246,004	249,336	315,499
BNDES	TLP	13.2%	57,060	41,640	3,123,727	1,775,991	3,180,787	1,817,631
BNDES	Fixed	4.0%	4,020	18,666		4,011	4,020	22,677
BNDES	SELIC	12.7%	65,013	67,115	857,419	814,320	922,432	881,435
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.6%		1,829,966				1,829,966
Assets financing	CDI	12.3%	17,037		71,235		88,272
NCE (“Export credit notes”)	CDI	12.1%	3,114	76,463	100,000	1,277,616	103,114	1,354,079
NCR (“Rural producer certificates”)	CDI	10.3%	101,739	13,144	1,998,270	274,127	2,100,009	287,271
Export credits (“export prepayments”)	Fixed	8.4%	791,306	77,694		1,315,813	791,306	1,393,507
Debentures	CDI/IPCA	11.7%	66,536	33,689	8,362,207	5,421,113	8,428,743	5,454,802
			1,155,173	2,227,872	14,712,846	11,128,995	15,868,019	13,356,867
			4,758,247	3,335,029	72,414,445	71,239,562	77,172,692	74,574,591

Interest on financing			1,232,810	1,238,623			1,232,810	1,238,623
Non-current funding			3,525,437	2,096,406	72,414,445	71,239,562	75,939,882	73,335,968
			4,758,247	3,335,029	72,414,445	71,239,562	77,172,692	74,574,591

18.2.	Breakdown by maturity – non-current

	2025	2026	2027	2028	2029	2030 onwards	Total
In foreign currency
Bonds	1,638,631	2,511,857	3,364,504	2,390,464	8,460,351	21,756,942	40,122,749
Export credits (“export prepayments”)	5,303,913	4,684,879	3,772,028		726,432		14,487,252
Assets financing	62,740	65,170	64,944	27,345			220,199
IFC - International Finance Corporation			188,273	887,572	1,291,013	504,541	2,871,399
	7,005,284	7,261,906	7,389,749	3,305,381	10,477,796	22,261,483	57,701,599
In local currency
BNDES – TJLP	99,525	85,538	7,117	3,604	3,604	600	199,988
BNDES – TLP	69,785	92,134	152,944	150,111	135,949	2,522,804	3,123,727
BNDES – Selic	231,793	230,625	30,406	30,405	30,406	303,784	857,419
Asset financing	17,302	17,644	17,997	18,292			71,235
NCE (“Export credit notes”)			25,000	25,000	25,000	25,000	100,000
NCR (“Rural producer certificates”)						1,998,270	1,998,270
Debentures	2,340,550	2,335,130		748,466		2,938,061	8,362,207
	2,758,955	2,761,071	233,464	975,878	194,959	7,788,519	14,712,846
	9,764,239	10,022,977	7,623,213	4,281,259	10,672,755	30,050,002	72,414,445

18.3.	Roll-forward of loans, financing and debentures

	December 31, 2023	December 31, 2022
Opening balance	74,574,591	79,628,629
Fundraising, net of issuance costs	10,944,794	1,335,715
Interest accrued	4,797,094	4,007,737
Monetary and exchange rate variations, net	(4,185,675)	(3,949,020)
Payment of principal	(4,296,447)	(2,517,934)
Payment of interest	(4,728,998)	(4,019,072)
Amortization of fundraising costs	67,333	69,649
Others (fair value adjustments to business combinations)		18,887
Closing balance	77,172,692	74,574,591

18.4.	Breakdown by currency

	December 31, 2023	December 31, 2022
Brazilian Reais	15,868,019	13,347,244
US Dollars	61,304,673	61,216,140
Currency basket		11,207
	77,172,692	74,574,591

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	December 31, 2023	December 31, 2022
Bonds	434,970	270,145	164,825	210,822
NCE	125,222	122,526	2,696	10,838
Export credits (“export prepayments”)	196,526	144,364	52,162	75,520
Debentures	123,216	20,981	102,235	9,984
BNDES	63,588	53,734	9,854	12,016
IFC - International Finance Corporation	41,943	3,032	38,911
Others	18,147	17,549	598	873
	1,003,612	632,331	371,281	320,053

18.6.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

18.7.	Relevant transactions entered into during the year

18.7.1.	BNDES

On June 27, 2023, the Company raised R$500,000 from BNDES indexed to the Long-Term Rate ("TLP"), plus a fixed interest rate of 5.23% p.a., with a principal grace period of 7 (seven) years and maturity in December 2037. The funds were allocated to projects in the forestry sector.

On October 20, 2023, the Company raised the amount of R$539,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 6.97% p.a., with 6 (six) years and maturity in December 2037. The resources were allocated to forestry projects.

On October 30, 2023, the Company raised the amount of R$100,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 7.11% p.a., with 1 (one) year and maturity in October 2042. The resources were allocated to industrial projects.

On December 28, 2023, the Company raised the amount of R$100,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 7.41% p.a., with 2 (two years and maturity in December 2043. The resources were allocated to industrial projects.

18.7.2.	International Finance Corporation (“IFC”)

On December 22, 2022, the Company obtained a new credit line ("A&B Loan") to be financed by the International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000 (equivalent to R$2,891,520).

The financing consists of the following parts: (i) "A-loan" in the amount of US$250,000 (equivalent to R$1,204,800) with IFC's own resources, at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years; and (ii) "B-loan," a syndicated loan in the amount of US$350,000 (equivalent to R$1,686,720) at a cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a principal grace period of five years.

This credit line was fully utilized by June 30, 2023.

The credit line has sustainability performance indicators (KPIs) linked with goals for: (a) reducing greenhouse gas (GHG) emissions intensity, and (b) increasing the representation of women in leadership positions within the Company. This credit line aims to fund the Cerrado Project.

On December 14, 2023, the Company obtained an additional credit, known as “B-Loan Tranche 2”, a syndicated loan in the amount of US$195,000 (equivalent to R$953,784) at the cost of Term SOFR + 1, 80% p.a. and a total term of eight years, with a grace period of six years for the principal. As of December 31, 2023, the amount had not yet been used.

18.7.3.	Advance of exchange contract (“ACC”)

On May 19, 2023, the Company raised US$100,000 (equivalent to R$481,920) from BNP Paribas at a pre-fixed rate of 6.00% in US dollars, with maturity in May 2024.

On June 21, 2023, the Company raised US$35,000 (equivalent to R$168,672) from BNP Paribas at a pre-fixed rate of 6.52% in US dollars, with maturity in June 2024.

18.7.4.	Debentures

On June 29, 2023, the Company issued common debentures, non-convertible into shares, unsecured, in two series, which were object of a public offer in the amount of R$1,000,000.

The debenture consists of two parts: (i) an amount of R$500,000 at a cost of IPCA + 6.0188% p.a. and a total term of seven years, with a single maturity on June 15, 2030; and (ii) an amount of R$500,000 at a cost of IPCA + 6.2477% p.a. and a total term of ten years, with a single maturity on July 15, 2033.

On September 18, 2023, the Company issued common debentures, not-convertible into shares, unsecured, in a single serie, which were subject of a public offer for distribution in the amount of R$2,000,000, with a rate corresponding to IPCA + 6.1889% p.a. with a term of 15 years, due on September 15, 2038.

18.7.5.	Rural Credit Note

On August 9, 2023, the Company raised a rural credit note from Banco Safra in the amount of R$2,000,000 with a post-fixed rate of CDI + 1, 25% p.a. with final maturity in August 2030.

18.7.6.	Export Prepayment

On August 25, 2023, the Company raised an export prepayment with the bank JP Morgan in the amount of US$150,961 (equivalent to R$736,266), at a rate floating in Term SOFR 6M + 1.93% p.a., with final maturity in January 2029.

18.8.	Significant transactions settled during the year

On June 22, 2023, the Company settled a CRA contract in the amount of R$685,239 (principal and interest), with an original maturity in June 2023 and a cost of IPCA + 5.9844% p.a.

On August 9, 2023, the Company settled, in advance, a rural credit note and two export credit notes, with Banco Safra, in the total amount of R$1,616,500 (principal and interest). The original debt maturities were in June and August 2026, and the rates were between CDI + 0.99% p.a. and CDI + 1.03% p.a.

On August 15, 2023, the Company settled a CRA contract, in the amount of R$561,502 (principal and interest), with original maturity in August 2023 and at the cost of IPCA + 5.9844% p.a.

On August 25, 2023, the Company settled, in advance, an export prepayment, with JP Morgan bank, in the total amount of US$118,653 (equivalent to R$587,333 (principal and interest)). The original maturity of the debt was in June 2024 with a pre-fixed rate in reais of 7.70% p.a.

On December 14, 2023, the Company settled a CRA contract, in the amount of R$741,228 (principal and interest), with original maturity in December 2023 and at the cost of IPCA + 6.1346% p.a.

19.	LEASES

19.1.	Right of use

The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as of December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balance as of December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631

1)	The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.

2)	Write-off due to cancellation of contracts.

For the year ended December 31, 2023 and 2022, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables on December 31, 2023, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.52	September/2051	3,711,023
Machinery and equipment	11.43	April/2035	259,482
Buildings	10.84	December/2033	122,066
Ships and boats	11.39	February/2039	2,145,682
Vehicles	11.29	November/2028	5,529
			6,243,782

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The balances rolled-forward are set out below:

	December 31, 2023	December 31, 2022
Opening balance	6,182,530	5,893,194
Additions	813,909	982,680
Write-offs	(18,797)	(75,026)
Payments	(1,218,399)	(1,044,119)
Accrual of financial charges (1)	664,651	612,042
Exchange rate variations	(180,112)	(186,241)
Closing balance	6,243,782	6,182,530

Current	753,399	672,174
Non-current	5,490,383	5,510,356

1)	On December 31, 2023, the amount of R$223,055 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2022).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the year

The amounts recognized are set out below:

	December 31, 2023	December 31, 2022
Expenses relating to short-term assets	8,005	6,836
Expenses relating to low-value assets	2,611	1,580
	10,616	8,416

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	December 31, 2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversals	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,015,075 and civil lawsuits in the amount of R$140,470, measured and recorded at the estimated fair value resulting from the business combination with Fibria.

2)	Reversal due to a change in likelihood, cancellation and/or due to settlement. The amount of R$372,541 refers to the penalty cancellation of the contingent liability assumed on the business combination with Fibria, described in note 20.2.1(i).

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Reversals	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.

2)	Reversal due to a change in likelihood and/or due to settlement.

20.1.1.	Tax and social security

On December 31, 2023, the Company has 32 (thirty-two) (31 (thirty-one) as of December 31, 2022) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2.	Labor

On December 31, 2023, the Company has 1,241 (one thousand, two hundred forty-one) (1,117 (one thousand, one hundred and seventeen) as of December 31, 2022) labor lawsuits.

In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

On December 31, 2023, the Company has 76 (seventy-six) (66 (sixty-six) as of December 31, 2022) civil, environmental and real estate proceedings.

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	December 31, 2023	December 31, 2022
Taxes and social security (1)	9,775,068	8,201,246
Labor	194,883	321,428
Civil and environmental (1)	4,462,964	4,414,877
	14,432,915	12,937,551

1)	The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,135,869 (R$2,614,518 as of December 31, 2022), which were recorded at fair value resulting from business combinations with Fibria as presented in Note 20.1. above.

20.2.1.	Tax and social securities

For the year ended December 31, 2023, the Company had 733 (seven hundred and thirty-three) (766 (seven hundred and sixty-six) as of December 31, 2022) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$9,775,068 (R$8,201,246 as of December 31, 2022) for which no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences of interpretation regarding the applicable tax rules and information provided in the accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swaps of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais – “CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, due to the impossibility of a new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The lawsuit was judged in a favorable manner to the Company's interests and the appeal of the National Treasury is currently awaiting judgment at the lower court. In December 2023, in view of the terms of article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified in order to definitively cancel the amounts related to the tax assessment penalty and its charges. On the opinion of the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. In the year ended December 31, 2023 the estimated amount of the possible exposure is R$1,630,537 (R$2,505,970 as of December 31, 2022).

(ii)	Income tax assessment - IRPJ/CSLL: This is an administrative proceeding initiated in October 2023, arising from IRPJ and CSLL infraction notices drawn up against Suzano S.A., in relation to the calendar year 2019. Imputed infractions regarding (i) non-deductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, currently pending judgment at the first administrative level.

In the year ending December 31, 2023, the total amount of the possible exposure is R$845,164.

(iii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010. In December 2015, the Company received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by the Company in the calculation of the income tax expense. We presented administrative appeals within the legal period, which were judged partially valid. The decision was subject to a voluntary recourse, presented by the Company in November 2017. The judgment was converted into a due diligence, and currently, the Company is waiting for the completion of the due diligence. In the year ended December 31, 2023 the total amount of the possible exposure is R$827,186 (R$777,362 as of December 31, 2022).

(iv)	Tax Assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified of the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, the Statutory Executive Officers (“Officers”) of Suzano Trading were also included as co-defendants. The Company, based on the opinion of its legal advisors, considered the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence, which is awaiting the beginning. In the year ended December 31, 2023 the total amount of the possible exposure is R$563,723 (R$516,433 as of December 31, 2022).

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits which were disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially obtained in April 2016. Following this decision, the National Treasury filed a Special Appeal to the Superior Chamber, which is still pending judgment and the Company filed a Statement of Appeal, which was partially accepted. The total amount of the possible exposure in December 31, 2023 is R$190,875 (R$180,219 as of December 31, 2022).

(vi)	Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax for the calendar year 2015, due to the failure to include in the calculation the taxable income and social contribution the profits earned by the subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. The Company presented the administrative defense. At the lower court, the objection filed by the Company was partially upheld. Thus, in view of the decision, a Voluntary Appeal was filed, which is currently pending judgment. In the year ended December 31, 2023 the total amount of exposure is R$176,917 (R$163,059 as of December 31, 2022).

(vii)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company’s request was granted by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions were approved by SUDENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that the right to use the benefit previously granted was unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the tax incentive mounts claimed, plus interest. After administrative discussions, the assessment notice was partially upheld, and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not be upheld, either with respect to the benefits already used, or with respect to benefits not used until the final relevant periods.

The contingency is being discussed in the judicial sphere. Currently awaiting publication of the decision that dismissed the Motion for Clarification. In the year ended December 31, 2023 the total amount of the possible exposure is R$143,912 (R$136,733 as of December 31, 2022).

(viii)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for the offsetting of IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. Following this decision, the Company filed a Voluntary Appeal with CARF, and the judgment was converted into a diligence. Currently, we are waiting for the start of the due diligence. In the year ended December 31, 2023 the total amount of the possible exposure is R$120,871 (R$116,105 as of December 31, 2022).

(ix)	IRPJ/CSLL - partial approval: the Company requested approval to offset tax losses for the year 1997 with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision from CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is currently under discussion in the judicial level. Shortly afterwards, an appeal was filed, which was judged in session, determining the conversion of the done in diligence. In the year ended December 31, 2023, the total amount of the possible exposure is R$117,130 (R$111,775 as of December 31, 2022).

(x)	Income tax assessment - IRPJ/CSLL: Administrative process requiring the collection of IRPJ and CSLL for the 2015 calendar year. Infractions are alleged regarding (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. The Voluntary Appeal presented by the Company is currently awaiting judgment. In the year ended December 31, 2023, the total amount of the possible exposure is R$106,477 (R$97,515 as of December 31, 2022).

(xi)	Income tax assessment - IRPJ/CSLL: This is a Decision Order that partially approved the compensation carried out by the Company, due to the use of credits arising from Negative Balance, arising from withholding at source, calculated in the period of January 2016 to December 2016. The Company filed an administrative objection, currently pending judgment at the first administrative level. In the year ended December 31, 2023, the total amount of the possible exposure is R$102,496 (R$93,232 as of December 31, 2022).

20.2.2.	Labor

On December 31, 2023, the Company was a defendant in 1,034 (one thousand thirty-four) labor lawsuits, totaling R$194,883 (1,248 (one thousand, two hundred and forty-eight) labor lawsuits, totaling R$321,428 as of December 31, 2022).

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil ,environmental and real estate

On December 31, 2023, the Company was a defendant in approximately 219 (two hundred and nineteen) civil, environmental and real estate lawsuits, totaling R$4,462,964 (221 (two hundred and twenty-one) lawsuits totaling R$4,414,877 as of December 31, 2022).

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant, are mainly related to discussions regarding eligibility for environmental licenses, repair of environmental damage, matters relating to indemnities, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, execution, credit qualifications related to bankruptcy and judicial recovery), actions of social movements interest, such as landless workers, quilombola communities, indigenous people and fishers, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions arising from damages to third parties (including employees).

The most relevant civil cases are set forth below:

(i)	We are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office, requesting: (i) a preliminary injunction to prohibit the Company’s trucks from transporting wood in federal highways above legal weight restrictions; (ii) an increase in the fines for cases of overweight loads; and (iii) compensation for damages allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled partially against the Company. Suzano presented an appeal to the Court of Appeals, requesting interim relief to stay the effects of such ruling until a final decision is reached. The other ACP was dismissed and an appeal is pending. In September 2021, both were suspended by decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Not yet scheduled for judgment.

(ii)	The Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition against the cultivation of this biological asset by the competitor is protected by an injunction still in force, which was confirmed in a sentence favorable to the Company, and, currently, the procedure for liquidating the sentence by the Company has been initiated. It should be noted that, even before the said sentence, the competitor handled an action to cancel the registration of the cultivar, but, so far, there has been no decision in this process capable of restricting the Company's right.

(iii)	In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as for the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it had been due, the put option clause is abusive within the economic relationship under the contract. The demand was judged partially valid and the parties decided to enter into an agreement, which had already been approved on September 11, 2023 by the Arbitration Court, bringing this arbitration to an end.

(iv)	The Company is still a defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State of Espírito Santo and BNDES, aiming at nullifying some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of the 1st instance of Federal Justice, declare the these titles invalid and demanded the return of these properties to the State. The decisions rendered are not final, and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles were discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano's best information, only approximately 4,000 hectares are included in the demarcation procedures initiated by INCRA in favor of quilombola communities in the region. None of these demarcation procedures has been finalized. Suzano is the legitimate owner of the properties under discussion, and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.

(v)	Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays to the Company’s planting schedule, and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has the competence to execute the licensing process, and there is no clear legal basis to support such jurisdiction.

(vi)	In addition, the Company are involved in 1 (“one”) ACP filed by the MPF regarding the negative impacts of operations in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. The Company believes that there is a remote chance of loss in this case, since the report used to support the requests was made unilaterally, and will be questioned during the expert investigation.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plans and defined benefit plans, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan – Suzano Prev

In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the company follow the employees' contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.

The Company's contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.

From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5 or 1.0% of their nominal salary, and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of the salary.

Access to the balance constituted by the Company's contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.

Contributions made by the Company for the year ended December 31, 2023 totaled R$18,342 recognized under employee benefits (R$15,248 as of December 31, 2022, including the balance from Fundação Senador José Ermírio de Moraes – Funsejem, terminated in July 2020).

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.

21.2.1.	Medical assistance

The Company guarantees healthcare program cost coverage for a group of former employees who retired up to 2007, as well as their spouses for life and underage dependents.

For other groups of former employees, who exceptionally, according to the Company’s criteria and resolutions or based on rights related to compliance with pertinent legislation, the Company ensures the healthcare program.

The main actuarial risks related are: (i) lower interest rates; (ii) longer than expected mortality tables; (iii) higher than expected turnover; and (iv) higher than expected growth in medical costs.

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.

The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.

21.2.3.	Roll-forward of actuarial liability

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	December 31, 2023	December 31, 2022
Opening balance	691,424	675,158
Interest on actuarial liabilities	67,272	58,420
Current service cost	1,959	838
Actuarial loss – experience	57,765	74,794
Actuarial loss (gain) – financial assumptions	70,762	(62,563)
Exchange rate variations		(577)
Benefits paid directly by entity	(55,499)	(54,646)
Closing balance	833,683	691,424

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2023	December 31, 2022
Economic
Nominal discount rate – medical assistance and life insurance	9.14% p.a.	10.07% p.a.
Medical cost growth rate	6.86% p.a.	6.86% p.a.
Nominal inflation	3.50% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + old and 90% married	Men 4 years + old and 90% married
Permanency in the plan	100%	100%

21.2.5.	Sensitivity analysis

The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate
+0.50%	852,688	+1.00%	896,842

21.2.6.	Forecast amounts and average duration of payments of obligations

The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Payments	Medical assistance and life insurance
2024	50,482
2025	53,893
2026	57,429
2027	61,010
2028	64,717
2029 to 2033	376,635

22.	SHARE-BASED COMPENSATION PLAN

For the year ended December 31, 2023, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan are disclosed below.

22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of Management have a long-term compensation plan linked to the share price, with payment in cash.

Under the PS plan, the beneficiary does not make any investments, and under the SAR plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options on phantom shares at the grant date, and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The share price is calculated based on the average share quote for the 90 previous trading sessions, starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the prices on the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares are not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination by the employee, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The roll-forward arrangements are set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
	Number of shares
Opening balance	7,583,185	5,415,754	5,772,356
Granted during of the year	3,391,581	4,152,200	1,906,343
Exercised (1)	(871,208)	(1,474,506)	(1,860,334)
Exercised due to resignation (1)	(30,800)	(175,552)	(86,196)
Abandoned/cancelled due to resignation	(344,333)	(334,711)	(316,415)
Closing balance	9,728,425	7,583,185	5,415,754

1)	The average price of the share options exercised and exercised due to termination of employment on December 31, 2023 was R$58.07 (fifty-eight reais and seven cents) (R$48.79 (forty-eight reais and seventy-nine cents) as of December 31, 2022).

On December 31, 2023, the consolidated outstanding phantom shares option plans is as set out below:

Grant date	Fair value on grant date (1)	Quantity of outstanding options granted
04/01/2019	42.81	39,461
04/01/2020	38.50	93,619
05/01/2020	38.34	890,542
03/01/2021	57.88	545,861
04/01/2021	64.12	1,163,149
07/01/2021	67.72	8,516
08/02/2021	63.73	3,969
10/01/2021	58.05	2,524
01/17/2022	55.18	68,099
03/01/2022	56.52	794,178
04/01/2022	58.64	2,624,219
06/02/2022	55.43	3,789
08/01/2022	51.00	3,832
10/01/2022	47.71	192,605
01/09/2023	49.69	15,094
02/01/2023	50.46	1,328
03/01/2023	50.59	1,050,901
04/01/2023	48.06	2,152,208
06/01/2023	47.18	1,842
07/01/2023	44.07	20,751
07/10/2023	43.86	9,120
07/11/2023	43.82	34,231
10/01/2023	45.79	6,552
10/03/2023	48.15	2,035
		9,728,425

(1)	Amounts expressed in Reais.

22.2.	Restricted shares plan

The Company also offers a Restricted Shares plan based on the Company's performance (“Restricted Shares Program”). The plan associates the quantity of restricted shares granted to the Company's performance, which in 2023 was linked to the operating cash generation and culture, diversity and inclusion target. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2023 of SUZB3 at B3.

After the measurement of the target, which takes place 12 months after the execution of the contract, the restricted shares will be granted immediately (conditional on the achievement of the established goals), as they do not have to comply with the vesting period. However, the beneficiaries of the grant must comply with the lockup period of thirty-six (36) months during which they will not be able to sell the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted shares.

The position is set forth below:

Grant date	Fair value on grant date (1)	Shares Granted	Restricted year for transfer of shares
01/02/2021	51.70	111,685	01/02/2024
01/02/2022	53.81	113,161	01/02/2025
01/02/2023	52.00	101,164	01/02/2026
01/02/2023	49.58	161,355	01/02/2026
01/02/2024	53.63	105,384	01/02/2027
		592,749

(1)	Amounts expressed in Reais.

22.3.	Measurement assumptions

In the case of the phantom shares plans since the settlement takes place in cash, the fair values of the options are remeasured at the end of each period based on the Monte Carlo Method, which is multiplied by the Total Shareholder Return (“TSR”) during the period, which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.

The restricted stock plan considers the following assumptions:

(i)	The expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;

(ii)	The expected average life of phantom stocks and stock options was defined by the remaining term to the limit exercise date;

(iii)	The expected dividends were defined based on the historical earnings per share of Suzano; and

(iv)	The risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis for the Brazilian market risk-free interest rate. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021
Non-current liabilities
Provision for phantom stock plan	268,489	162,117	(154,318)	(75,542)	(94,897)
Equity
Stock options granted	26,744	20,790	(8,319)	(5,335)	(4,843)
Shares granted		(2,365)		2,365
	26,744	18,425	(8,319)	(2,970)	(4,843)
			(162,637)	(78,512)	(99,740)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	December 31, 2023	December 31, 2022
Assets acquisitions
Vitex/Parkia (1)		1,758,365
		1,758,365
Business combinations
Facepa (2)	25,924	42,655
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	161,263	261,302
	187,187	303,957
	187,187	2,062,322

Current	93,405	1,856,763
Non-current	93,782	205,559

1)	On June 22, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667,000 (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330,000 (equivalent to R$1,704,054 on the date of the transaction), on June 22, 2023, the payment of the second installment in the amount of US$337,000 (equivalent to R$1,615,140 on the transaction date) was made.

2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.

3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2023 were equivalent to R$14,606,380 per year (R$14,875,422 at December 31, 2022).

25.	SHAREHOLDERS’ EQUITY

25.1	Share capital

On December 31, 2023, Suzano’s share capital was R$9,269,281 divided into 1,324,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	December 31, 2023		December 31, 2022
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.76	367,612,329	27.01
Controller	196,065,636	14.81	195,064,797	14.33
Managements and related persons	32,105,783	2.42	34,102,309	2.51
Alden Fundo de Investimento em Ações	26,154,744	1.98	26,154,744	1.91
	621,938,492	46.97	622,934,179	45.76
Treasury (Note 25.5)	34,765,600	2.63	51,911,569	3.81
Other shareholders	667,413,523	50.40	686,417,836	50.43
	1,324,117,615	100.00	1,361,263,584	100.00

For the year ended December 31, 2023, SUZB3 common shares were quoted at R$55.63 (fifty-five reais and sixty-three cents) (R$48.24 (forty-eight reais and twenty-four cents)) on December 31, 2022).

25.2	Dividends and reserve calculations

The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:

(i)	25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or

(ii)	10% of the Company's consolidated operating cash generation (“GCO”) for the year.

In the year ended December 31, 2023, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

	December, 31 2023	December, 31 2022
Accounting EBITDA	19,537,398	29,630,671
Non-recurring and/or non-cash items	(1,264,428)	(1,435,769)
Adjusted EBTIDA	18,272,970	28,194,902
Capex Maintenance (Sustain)	(6,706,367)	(5,631,234)
GCO = Adjusted EBTIDA - Capex Maintenance	11,566,603	22,563,668

Dividends (10%) - Art. 26, "c" of the Bylaws	1,156,660	2,256,367
Interest on own capital distributed and dividends(1)	1,500,000	2,350,000
Withholding income tax	(190,119)
Interest on own capital distributed in excess (2)	(153,221)
Additional dividends		(93,633)

1) On December 31, 2023, refers to Interest on own capital (Note 1.2.7).

2) Considering that the distribution of Interest on own capital in the year ending in 2023 exceeded the minimum mandatory dividends, the Company does not expect to propose additional dividends at the next shareholders' meeting.

25.3	Reserves

25.3.1	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.

25.3.2	Income reserves

Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No. 6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2023, the balance of this reserve is R$1,847,109 (R$1,404,099 as of December 31, 2022).

(ii)	Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company's bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2023, the balance of this reserve is R$15,670,952 (R$19,732,050 as of December 31, 2022).

(iii)	Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the distribution of dividends, up to the limit of 20% of the share capital. For the year ended December 31, 2023, the balance of this reserve is R$1,887,576 and (R$2,192,442 as of December 31, 2022).

(iv)	Tax incentives: it is measured as specified in Article 195-A of Brazilian Law No. 6,404/76, modified by Brazilian Law No. 11,638/07 and based on a proposal by the management bodies, it will allocate the portion of net income arising from donations or government grants for investment, which are excluded from the calculation basis of the mandatory dividend. Pursuant to Article 30 of Law No. 12,973/14 and Article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that: (i) were absorbed by a loss; (ii) would have been recognized in previous years, if profits had been recorded; and (iii) in the current year. For the year ended December 31, 2023, the balance of this reserve is R$998,237 (R$879,278 as of at December 31, 2022).

(v)	Investment reserve: constituted in accordance with article 196 of Law No. 6,404/76, modified by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company's investment plan, previously approved at the Ordinary General Meeting. In the year ended December 31, 2023, the balance of this reserve is R$14,972,324.

The next shareholders' meeting will deliberate on the accumulated income reserve balance that exceeds the limit established in the Company’s bylaws.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907
Actuarial loss		(7,608)				(7,608)
Loss on conversion of financial assets and fair value			(5,681)			(5,681)
Loss on conversion of financial statements and on foreign investments				(249,093)		(249,093)
Partial realization of deemed cost, net of taxes					(133,009)	(133,009)
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516
Actuarial loss		(84,828)				(84,828)
Loss on conversion of financial assets and fair value			(865)			(865)
Gain on conversion of financial statements and on foreign investments				5,178		5,178
Partial realization of deemed cost, net of taxes					(100,705)	(100,705)
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296

25.5	Treasury shares

In the year ended December 31, 2023, , the Company had 34,765,600 (51,911,569 as of December 31, 2022) of treasury shares, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) (R$40.84 forty reais and eighty-four cents as of December 31, 2022) per share, with a historical value of R$1,484,014 (R$2,120,324 as of December 31, 2022) and the fair value corresponding to R$1,934,010 (R$2,504,214 as of December 31, 2022).

On February 28, 2023, 37,145,969 common shares were cancelled, as described in Note 1.2.5.

In the year ended December 31, 2023, the Company had repurchased 20,000,000 common shares with a total of R$880,914, at an average cost of R$44.05.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2021	12,042,004	18.13	218,265	656,530
Exercised	(130,435)	18.13	(2,365)	(8,156)
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010

25.6	Distribution of results

	Limit on share capital%	Distribution of results		Reserve balances
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Realization of deemed cost, net of taxes		(100,705)	(133,009)
Tax incentive reserve		118,959	66,871	998,237	879,278
Legal reserve	20%	443,010	1,169,080	1,847,109	1,404,099
Capital increase reserve	80%	10,911,226	17,937,885	15,670,952	19,732,050
Special statutory reserve	20%	1,212,358	1,993,098	1,887,576	2,192,442
Investment reserve				14,972,324
Capital reserve				26,744	18,425
Unclaimed dividends forfeited			(2,308)
Proposed minimum mandatory dividends			2,256,367
Proposed additional dividend			93,633
Interest on own capital		1,500,000
		14,084,848	23,381,617	35,402,942	24,226,294

26.	EARNINGS PER SHARE

26.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2023	December 31, 2022	December 31, 2021
Resulted of the year attributable to controlling shareholders	14,084,848	23,381,617	8,626,386
Weighted average number of shares in the year – in thousands	1,330,020	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(32,827)	(31,043)	(12,042)
Weighted average number of outstanding shares – in thousands	1,297,193	1,330,221	1,349,222
Basic earnings (loss) per common share – R$	10.85794	17.57724	6.39360

26.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	December 31, 2023	December 31, 2022	December 31, 2021
Resulted of the year attributed to controlling shareholders	14,084,848	23,381,617	8,626,386
Weighted average number of shares during the year (except treasury shares) – in thousands	1,297,193	1,330,221	1,349,222
Average number of potential shares (stock options) - in thousands	487	317	327
Weighted average number of shares (diluted) – in thousands	1,297,680	1,330,538	1,349,549
Diluted earnings (loss) per common share – R$	10.85387	17.57305	6.39205

27.	NET FINANCIAL RESULT

	December 31, 2023	December 31, 2022	December 31, 2021
Financial expenses
Interest on loans, financing and debentures (1)	(3,636,730)	(3,648,330)	(3,188,654)
Early settlement premium expenses			(260,289)
Amortization of transaction costs (2)	(67,353)	(69,881)	(107,239)
Interest expenses on lease liabilities (3)	(441,596)	(433,613)	(560,619)
Amortization of fair value adjustments		(18,887)	(5,543)
Other	(513,483)	(419,659)	(98,957)
	(4,659,162)	(4,590,370)	(4,221,301)
Financial income
Cash and cash equivalents and marketable securities	1,668,408	818,780	205,574
Amortization of fair value adjustments to business combinations			9,110
Other	157,241	148,230	57,872
	1,825,649	967,010	272,556
Results from derivative financial instruments
Income	10,149,730	11,969,288	5,582,352
Expenses	(4,623,016)	(5,207,721)	(7,180,014)
	5,526,714	6,761,567	(1,597,662)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	4,185,675	3,949,020	(4,847,320)
Leases	180,112	186,241	(194,415)
Other assets and liabilities (3)	(1,278,060)	(840,668)	1,240,908
	3,087,727	3,294,593	(3,800,827)
Net financial result	5,780,928	6,432,800	(9,347,234)

1)	Excludes R$1,160,364 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2023 (R$359,407 as of December 31, 2022).

2)	Includes expense of R$19 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$232 as of December 31, 2022).

3)	Includes R$223,055 referring to the reclassification to the biological assets item for the composition of the formation cost (R$178,429 as of December 31, 2022).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

28.	NET SALES

	December 31, 2023	December 31, 2022	December 31, 2021
Gross sales	47,601,020	59,550,424	48,479,827
Sales deductions
Returns and cancellations	(155,950)	(91,291)	(69,764)
Discounts and rebates	(5,526,032)	(7,459,520)	(5,717,412)
	41,919,038	51,999,613	42,692,651
Taxes on sales	(2,163,463)	(2,168,667)	(1,727,220)
Net sales	39,755,575	49,830,946	40,965,431

29.	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

29.2	Information of operating segments

	December 31, 2023
	Pulp	Paper	Total
Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign markets	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South and Central America	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
EBITDA	16,052,028	3,485,370	19,537,398
Depreciation, depletion and amortization			(7,321,110)
Operating profit before net financial income (“EBIT”) (1)			12,216,288
EBITDA margin (%)	52.33%	38.39%	49.14%

1)	(“Earnings before interest and tax”).

	December 31, 2022
	Pulp	Paper	Total
Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign markets	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South and Central America	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
EBITDA	26,098,309	3,532,362	29,630,671
Depreciation, depletion and amortization			(7,407,890)
Operating profit before net financial income (“EBIT”) (1)			22,222,781
EBITDA margin (%)	63.06%	41.82%	59.46%

1)	(“Earnings before interest and tax”).

	December 31, 2021
	Pulp	Paper	Total
Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign markets	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	65.49%	39.78%	61.57%

1)	(“Earnings before interest and tax”).

29.3	Net sales by product

Products	December 31, 2023	December 31, 2022	December 31, 2021
Market pulp (1)	30,677,265	41,384,322	34,715,208
Printing and writing paper (2)	7,567,320	6,912,984	5,107,960
Paperboard	1,417,075	1,421,338	1,091,588
Other	93,915	112,302	50,675
	39,755,575	49,830,946	40,965,431

1)	Net sales of fluff pulp represent approximately 0.78% of total net sales, and therefore were included in market pulp net sales. (0.80% as of December 31, 2022).

2)	Net sales of tissue represent approximately 5.14% of total net sales, and therefore were included in printing and writing paper net sales. (2.3% as of December 31, 2022).

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 41.36% and 15.32%, respectively, for the year ended December 31, 2023 (China and the USA represented 42.12% and 14.08%, respectively, on December 31, 2022).

With regard to the foreign market revenues of the paper operating segment, Argentina and the USA, are the main countries in relation to net revenue, representing 23.68% and 19.49%, respectively, for the year ended December 31, 2023 (USA, Peru and Argentina represented 23.49%, 9.04% and 19.81% respectively, on December 31, 2022).

There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2023 and December 31, 2022.

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	December 31, 2023	December 31, 2022
Pulp	7,897,051	7,897,051
Paper	290,191	119,332
	8,187,242	8,016,383

30.	INCOME (EXPENSES) BY NATURE

	December 31, 2023	December 31, 2022	December 31, 2021
Cost of sales
Personnel expenses	(1,450,428)	(1,467,896)	(1,174,460)
Costs of raw materials, materials and services	(10,981,883)	(11,463,862)	(8,731,670)
Logistics costs	(4,341,369)	(4,795,161)	(4,328,046)
Depreciation, depletion and amortization	(6,718,474)	(6,406,610)	(5,988,248)
Other (1)	(1,584,521)	(687,759)	(393,164)
	(25,076,675)	(24,821,288)	(20,615,588)
Selling expenses
Personnel expenses	(281,673)	(244,681)	(219,590)
Services	(173,494)	(146,184)	(121,568)
Logistics costs	(1,067,031)	(1,065,416)	(947,551)
Depreciation and amortization	(952,033)	(951,626)	(944,361)
Other (2)	(122,146)	(75,287)	(58,652)
	(2,596,377)	(2,483,194)	(2,291,722)
General and administrative expenses
Personnel expenses	(1,172,538)	(1,039,733)	(984,513)
Services	(406,001)	(378,986)	(330,727)
Depreciation and amortization	(118,771)	(101,764)	(103,867)
Other (3)	(225,918)	(189,284)	(158,802)
	(1,923,228)	(1,709,767)	(1,577,909)
Other operating (expenses) income net
Rents and leases	3,971	2,164	3,321
Results from sales of other products, net	79,046	58,880	31,865
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(331,285)	(509)	413,052
Result from fair value adjustments of biological assets	1,989,831	1,199,759	763,091
Depletion, amortization and other PPA realizations (4)	468,168	52,110	(5,187)
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis)		(1,324)	441,880
Provision for judicial liabilities	(167,563)	(156,243)
Other operating income (expenses), net	34,204	(33,121)	45
	2,076,372	1,121,716	1,648,067

1)	Includes R$650,592 related to maintenance downtime, costing (R$525,882 as of December 31, 2022).

2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.

4)	Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.

31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$4,841,300. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$96,826 as of December 31, 2023.

The Company's Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$363,098, effective through May 2024, and renewable for an additional 18 months.

In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”) at amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by the independent auditors.

32.	EVENT AFTER THE REPORTING PERIOD

32.1	Cancellation of shares and new share buyback program

On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available. After the cancellation of the shares, the share capital of R$9,269,281 is divided into 1,304,117,615 common shares, all nominative, book-entry and with no par value.

The Company decided on a new share buyback program, in which it may acquire up to a maximum of 40,000,000 (forty million) common shares of its own issue with a maximum period of 18 (eighteen) months.